As filed with the Securities and Exchange Commission on April 27, 2005

Registration No. 333-121417

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

XM Satellite Radio Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	54-1878819
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1500 Eckington Place, NE

Washington, DC 20002

(202) 380-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph M. Titlebaum

Executive Vice President, General Counsel and Secretary

XM Satellite Radio Holdings Inc.

1500 Eckington Place, NE

Washington, DC 20002

(202) 380-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven M. Kaufman, Esq.

Hogan & Hartson L.L.P.

555 Thirteenth Street, N.W.

Washington, D.C. 20004-1109

(202) 637-5600

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement as determined by market conditions.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount Of Registration Fee
1.75% Convertible Senior Notes due 2009	$400,000,000	100%	$400,000,000	$47,080 (2)
Class A Common Stock, par value $.01 per share	8,000,000 (3)	—	—	(4)

(1)	Equals the aggregate principal amount of the notes being registered. Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2)	Of this amount, $35,310 has already been paid.
(3)	These shares of Class A common stock are issuable upon conversion of the notes at a price of $50.00 per share, which is equivalent to a conversion rate of 20 shares per $1,000 principal amount of notes. The conversion rate is subject to adjustment upon the occurrence of stock dividends, stock splits and other events described in the indenture under which the notes were issued. In addition, the conversion rate will be increased if certain corporate transactions that constitute a fundamental change occur. Pursuant to Rule 416 under the Securities Act, the amount to be registered includes an indeterminable number of shares of Class A common stock that may become issuable upon conversion of the notes as a result of such adjustments.
(4)	Under Rule 457(i), there is no additional filing fee payable with respect to the shares of Class A common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to sell nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is unlawful.

Subject to Completion, dated April 27, 2005

PROSPECTUS

$400,000,000

XM Satellite Radio Holdings Inc.

1.75% Convertible Senior Notes due 2009 and

8,000,000 Shares of Class A Common Stock Issuable Upon Conversion of the Notes

•	We issued $300,000,000 aggregate principal amount of our 1.75% convertible senior notes due 2009 in a private placement on November 23, 2004 and an additional $100,000,000 aggregate principal amount of notes on January 12, 2005. Selling securityholders may offer from time to time up to $400,000,000 of the notes and 8,000,000 shares of our Class A common stock issuable upon conversion of the notes.
•	We will pay interest on the notes at an annual rate of 1.75% of the principal amount, from the date of issuance to December 1, 2009, payable on June 1 and December 1 of each year, commencing on June 1, 2005. The notes will mature on December 1, 2009 unless earlier converted or repurchased.
•	The notes may be converted into shares of our Class A common stock at any time prior to their maturity or their repurchase by us. The initial conversion rate is 20.0 shares for each $1,000 principal amount of notes, subject to adjustments. This is equivalent to an initial conversion price of $50.00 per share.
•	If certain fundamental changes occur, we will in certain circumstances increase the conversion rate by a number of additional shares of Class A common stock or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligation so that the notes are convertible into shares of the acquiring or surviving company, in each case as described herein.
•	The notes are our general unsecured senior obligations, ranking equal in right of payment to all of our existing and future senior indebtedness and senior in right of payment to any of our existing and future subordinated indebtedness. In addition, the notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all creditors of our subsidiaries.
•	We may not redeem the notes at our option prior to the stated maturity date.
•	The selling securityholders directly, or through agents designated from time to time, or through dealers or underwriters to be designated, may sell the offered securities from time to time on terms to be determined at the time of sale. See “Plan of Distribution.” To the extent required, the specific offered securities to be sold, the names of the selling securityholders, the respective purchase price and public offering price, the names of such agents, dealers or underwriters, and any applicable commission or discount with respect to a particular offer will be set forth in an accompanying prospectus supplement or post-effective amendment to the registration statement of which this prospectus is a part.
•	We will not receive any proceeds from the sale of the notes or shares of Class A common stock issuable upon conversion of the notes by any of the selling securityholders. The notes and the shares of Class A common stock may be offered in negotiated transactions or otherwise, at fixed prices, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of our Class A common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution.” Each of the selling securityholders reserves the sole right, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of the offered securities to be made directly or through its agents.
•	The selling securityholders and any broker-dealers, agents or underwriters that participate with the selling securityholders in the sale of the offered securities may be deemed to be underwriters within the meaning of the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions. Any commissions paid to broker-dealers and, if broker-dealers purchase the offered securities as principals, any profits received by such broker-dealers on the resale of the offered securities, may be deemed to be underwriting discounts or commissions under the Securities Act.
•	We have not applied and do not intend to list the notes on any national securities exchange.
•	Our Class A common stock is listed on the Nasdaq National Market under the symbol “XMSR.” On April 25, 2005 the closing sale price of our Class A common stock on the Nasdaq National Market was 27.40 per share.

This investment involves significant risks. See the “ Risk Factors” section beginning on page 7 and as set forth in our Annual Report on Form 10-K for the year ended December 31, 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

IMPORTANT NOTICE TO READERS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our Class A common stock owned by them. Each time the selling securityholders offer notes or Class A common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” for more information.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, in this prospectus, “XM Radio,” “XM,” “we,” “us” and “our” refer to XM Satellite Radio Holdings Inc. and its subsidiaries.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information, including “Risk Factors” and financial information, appearing elsewhere in this prospectus, as well as in the documents incorporated by reference in this prospectus.

Our Business

We are America’s leading satellite radio service company, providing music, entertainment and information programming for reception by vehicle, home and portable radios nationwide and over the internet for a monthly subscription fee to over 3.77 million subscribers as of March 31, 2005. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, commercial-free music channels and digital sound quality.

The full 2005 channel lineup now includes more than 150 channels, featuring over 65 commercial-free music channels; 30 news, talk and variety channels; 31 sports channels; 21 instant traffic and weather channels; one emergency alert channel; and premium channels available for an additional fee. We are continuing to add new and innovative programming to our line-up in many different areas. Beginning with the 2005 season we are the Official Satellite Radio Network of Major League Baseball (MLB) and offer a 24x7 MLB channel as well as play-by-play channels, including Spanish-language broadcasts. We also have added Fox baseball anchor Kevin Kennedy and sports journalist Tony Kornheiser to our sports programming line-up for 2005, and we will continue our broadcast of football and men’s and women’s basketball games from the Atlantic Coast, Pacific-10 and Big Ten Conferences. In October 2004, we debuted a new channel, XM Public Radio, which features award-winning radio broadcaster Bob Edwards. We frequently add new music programming, and in fall 2004 launched exclusive music programs that feature Tom Petty, Snoop Dogg, Quincy Jones, Bonnie Raitt and other artists. Another of our new channels, launched in October 2004, features talk radio personalities Opie and Anthony. Our traffic and weather channels, introduced in early 2004, report continuously updated information from major markets such as New York, Los Angeles, Chicago and Washington, DC.

Our targeted market has been over 200 million registered vehicles in the United States along with over 100 million households in the United States. Since our nationwide launch on November 12, 2001, we have built our subscriber base through multiple distribution channels, including an exclusive factory-installation distribution arrangement with General Motors, arrangements with Honda, other automotive manufacturers and car audio dealers for factory and dealer installation, and arrangements with national electronics retailers which focus both on car radios and on radios for home and portable use.

Broad distribution of XM Radio through the new automobile market is a central element of our business strategy. XM Radio is currently available in over 120 new vehicle models. Through an exclusive arrangement with us, General Motors, a major investor in our company, currently offers XM Radio in various makes and models, including passenger cars, light trucks and SUVs, and for the 2005 model year expanded the XM Radio, factory-installed option to over 50 vehicle lines, including HUMMER, Buick, Cadillac, Chevrolet, GMC, Pontiac, Saab and Saturn brand vehicles. In December 2004, General Motors announced that it had signed up its one millionth XM subscriber. Honda, a major investor in our company, currently offers XM Radio in certain Honda and most Acura models as a factory-installed feature and other Honda models as a dealer-installed option. In March 2005, we and Hyundai Motor America announced that Hyundai will be the first automaker to launch XM as standard, factory-installed equipment in every vehicle across its entire model line-up. Toyota/Lexus/Scion, Nissan/Infiniti, Isuzu and Volkswagen/Audi offer XM Radio as a dealer-installed option in numerous popular makes and models. Volkswagen, Audi and Porsche also offer XM Radio as a factory-installed feature in multiple 2005 models. In December 2004, we announced that Toyota has selected XM as its supplier for satellite delivered data services for

Toyota, Lexus and Scion vehicles. Toyota will also offer XM radios as a factory-installed option in Toyota and Lexus vehicles starting in 2006. Toyota will expand the number of models offering XM as a dealer-installed option in 2005. In addition, in 2005, Nissan chose XM to supply satellite-delivered data and telematics services, such as in-vehicle messaging and XM NavTraffic.

XM radios are available in the aftermarket under the Delphi, Pioneer, Alpine, Audiovox and Sony brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart and other national and regional retailers. These radios and other mass market products support our service in the automobile, home and portable markets.

As part of our strategy to make XM Radio available everywhere, we introduced in fall 2004 an on-line service through which more than 70 of our channels can be received over the Internet, including through Microsoft’s Windows Media Player 10 and Windows XP Media Center Edition 2005. We also offer XM NavTraffic, the nation’s first satellite traffic data service, for 20 major metropolitan cities across the United States for a monthly fee and XM WX satellite weather service, a real-time graphical data weather service provided to the marine and aviation markets.

We have also created brand awareness through the many ways in which potential subscribers can experience the XM service. The XM radios in General Motors’ vehicles come pre-activated with service so GM’s dealers can offer the XM experience to new car prospects during vehicle test drives and to new car purchasers during the vehicle delivery process. The XM service is available as a trial to GM new vehicle buyers, and GM’s own internal research indicates that GM vehicle buyers provide demonstrations, on average, seven times during the first 60 days of vehicle ownership. XM Radio is also available in many AVIS, Alamo and National rental cars. Also announced in 2004, with service to commence in 2005, XM Radio will be available on JetBlue and AirTran airplanes, which serve over 20 million passengers per year. During 2004 we announced an exclusive multi-year strategic marketing alliance with Starbucks, which included the launch of the Starbucks Hear Music channel on XM.

We transmit the XM Radio signal throughout the continental United States from our two satellites XM Rock and XM Roll. In February 2005 we launched our third satellite (XM-3), to be placed into one orbital slot. We will then move XM Roll to be collocated with XM Rock in the other orbital slot. In 2007, we plan to launch another satellite (XM-4) to replace the collocated XM Rock and XM Roll. We also have a network of approximately 800 terrestrial repeaters, which receive and re-transmit the satellite signals in 60 cities to augment our satellite signal coverage where it might otherwise be affected by buildings, tunnels or terrain. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

On April 27, 2005, we announced our results for the quarter ended March 31, 2005, which included revenue of approximately $102.6 million, as compared to approximately $43.0 million for first quarter 2004, operating loss of approximately $105.3 million as compared to operating loss of $117.9 million for first quarter 2004, net loss attributable to common stockholders of approximately $122.1 million, as compared to a net loss attributable to common stockholders of approximately $172.4 million for first quarter 2004, and net loss per share of approximately $0.58 as compared to net loss per share of approximately $0.96 for first quarter 2004.

Our executive offices are located at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus supplement.

The Offering

Issuer	XM Satellite Radio Holdings Inc., a Delaware corporation.

Notes and Class A Common Stock Offered	$400.0 million aggregate principal amount of 1.75% Convertible Senior Notes due 2009, and 8,000,000 shares of Class A common stock issuable upon conversion of the notes.

Issue Price	The notes were issued at a price of 100% of the principal amount of the notes, which is $1,000 per note, plus accrued interest, if any, from November 23, 2004.

Original Issue Discount

The notes were issued with original issue discount for U.S. federal income tax purposes. Accordingly, certain holders of the notes are required to include original issue discount in gross income for U.S. federal income tax purposes in advance of receipt of cash payments to which the income is attributable. See “Certain United States Federal Income Tax Considerations.”

Maturity Date	December 1, 2009, unless earlier repurchased or converted.

Interest

The notes bear interest at an annual rate of 1.75% from November 23, 2004, or from the most recent date to which interest has been paid or provided for, until, but not including, December 1, 2009, payable semi-annually in arrears on June 1 and December 1 of each year to holders of record at the close of business on the May 15 or November 15 immediately preceding such interest payment date. The first such interest payment date will be June 1, 2005. Additional interest will be payable if we fail to register the notes and shares of Class A common stock underlying the notes. Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking of Notes	The notes are our unsecured senior obligations, ranking:

•	equal in right of payment to all of our existing and future senior indebtedness; and

•	senior in right of payment to any of our existing and future subordinated indebtedness.

The notes are effectively subordinated to our existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

Conversion Rights

The notes may be converted by the holder, at its option, into shares of our Class A common stock initially at a conversion rate of 20.0 shares of Class A common stock per $1,000 principal amount, which is equivalent to an initial conversion price of $50.00 per share of Class

A common stock (subject to adjustment in certain events), at any time prior to 5:00 p.m. New York City time on December 1, 2009.

The notes are convertible at any time before the close of business on the maturity date, unless we have previously repurchased the notes.

If holders elect to convert their notes in connection with certain fundamental changes, we will in certain circumstances increase the conversion rate by a number of additional shares of Class A common stock upon conversion, or, in lieu thereof, we may in certain circumstances elect to adjust the conversion rate and related conversion obligations so that the notes are convertible into shares of the acquiring or surviving company.

Upon any conversion, a holder will not receive any cash payment representing accrued and unpaid interest, if any.

Sinking Fund	None.

Optional Redemption	The notes are not redeemable at our option prior to the stated maturity.

Fundamental Change

Upon the occurrence of a fundamental change, as described in the indenture and before the maturity of the notes, a holder may require us to purchase for cash all or any part of its notes at a purchase price equal to 100% of the principal amount plus any accrued and unpaid interest (including additional interest, if any) up to, but not including, the fundamental change purchase date.

Book-Entry Form

The notes are issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the notes are shown on, and transfers are effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	We have not applied and do not intend to apply for the listing of the notes on any securities exchange. We cannot assure holders that an active or liquid market will develop for the notes.

NASDAQ National Market Symbol	The trading symbol for our Class A common stock is “XMSR.”

Use of Proceeds

We will not receive any proceeds from the sale by any selling securityholder the notes or the shares of Class A common stock issuable upon conversion of the notes. We received approximately $390.1 million of net proceeds from the sale of the notes to the initial purchaser, which we expect to use for working capital and general corporate purposes.

For a more complete description of the terms of the notes, see “Description of Notes.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following data, except EBITDA and XM subscriptions, as of December 31, 2004 and 2003 and for each of the years in the three-year period ended 2004 are derived from our consolidated financial statements, which are incorporated by reference herein. The consolidated balance sheet data as of December 31, 2002 is derived from our consolidated financial statements, which are not incorporated by reference herein. These consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm.

	Years Ended December 31,
	2004	2003	2002
	(In thousands, except subscriber, per share and share amounts)
Consolidated Statements of Operations Data:
Revenue	$244,443	$91,781	$20,181
Operating expenses:
Cost of revenue (excludes depreciation & amortization, shown below)	201,935	147,952	122,456
Research & development (excludes depreciation & amortization, shown below)	23,513	12,285	10,843
General & administrative (excludes depreciation & amortization, shown below)	28,555	27,418	26,448
Marketing (excludes depreciation & amortization, shown below)	304,316	200,267	169,165
Impairment of goodwill	—	—	11,461
Depreciation & amortization	147,165	158,317	118,588

Total operating expenses	705,484	546,239	458,961
Operating loss	(461,041)	(454,458)	(438,780)
Other income (expense):
Interest income	6,239	3,066	5,111
Interest expense	(85,757)	(110,349)	(63,573)
Loss from deleveraging transactions	(76,621)	(24,749)	—
Other income	2,129	1,955	2,230

Loss before income taxes	(615,051)	(584,535)	(495,012)
Provision for deferred income taxes	(27,317)	—	—

Net loss	(642,368)	(584,535)	(495,012)
8.25% Series B preferred stock dividend requirement	(2,059)	(2,471)	(3,766)
8.25% Series C preferred stock dividend requirement	(6,743)	(15,098)	(17,093)
Series B preferred stock retirement gain	—	8,761	—
Series C preferred stock retirement loss	—	(11,537)	—

Net loss attributable to common stockholders	$(651,170)	$(604,880)	$(515,871)

Net loss per share:
Basic and diluted	$(3.30)	$(4.83)	$(5.95)

Weighted average shares used in computing net loss per share—basic and diluted	197,317,607	125,176,320	86,735,257

Other data(1):
Ratio of earnings to fixed charges(2)	—	—	—
Deficiency of earnings to cover fixed charges	635,771	578,276	485,876
Pro forma deficiency of earnings to cover fixed charges(3)	644,782
EBITDA(4)	(388,368)	(318,935)	(317,962)
Cash flow used in operating activities	(85,552)	(245,123)	(294,289)
Cash flow from (used in) investing activities	(36,329)	14,621	(7,036)
Cash flow from financing activities	421,441	615,991	151,646
XM subscriptions (end of period)(5)	3,229,124	1,360,228	347,159

	As of December 31,
	2004	2003	2002
	(In thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$717,867	$418,307	$42,815
Restricted investments	4,492	4,151	29,742
System under construction	329,355	92,577	55,016
Property and equipment, net	461,333	709,501	847,936
DARS license and other intangibles, net	148,391	149,629	153,732
Total assets	1,821,635	1,526,782	1,160,280
Total long-term debt, net of current portion	948,741	743,254	412,540
Total liabilities	1,485,472	993,894	567,969
Stockholders’ equity	336,163	532,888	592,311

(1)	For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, “earnings” includes pre-tax income (loss) adjusted for fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one third of rental expense) representative of interest.

(2)	The ratios of earnings to fixed charges are not presented for the years ended 2004, 2003 and 2002 because earnings were inadequate to cover fixed charges.

(3)	Pro forma deficiency of earnings to cover fixed charges is calculated based on the annual interest rate of 1.75% on the notes plus the amortization of deferred financing fees as of the beginning of the period.

(4)	We define EBITDA as net loss before interest income, interest expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. Consistent with regulatory requirements, EBITDA includes loss from deleveraging transactions and other income. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our system through the raising and expenditure of large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

	Years Ended December 31,
	2004	2003	2002
	(In thousands)
Reconciliation of net loss to EBITDA:
Net loss as reported	$(642,368)	$(584,535)	$(495,012)
Add back non-EBITDA items included in net loss:
Interest income	(6,239)	(3,066)	(5,111)
Interest expense	85,757	110,349	63,573
Depreciation & amortization	147,165	158,317	118,588
Provision for deferred income taxes	$27,317	$—	$—

EBITDA:	$(388,368)	$(318,935)	$(317,962)

(5)	We consider subscribers to be those who are receiving and have agreed to pay for our satellite audio service, either by credit card or by invoice, including those that are currently in promotional periods paid in part by vehicle manufacturers, as well as XM activated radios in vehicles for which we have a contractual right to receive payment for the use of our satellite audio service. Radios that are revenue generating are counted individually as subscribers. Promotional periods generally include the period of trial service plus 30 days to handle the receipt and processing of payments.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Annual Report on Form 10-K, filed with the SEC on March 4, 2005, which are incorporated by reference in this prospectus, and those set forth following this paragraph. Before making an investment decision, investors should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

We are not yet generating sufficient cash flow from operations to meet our obligations on the notes.

Our business has not yet begun to generate positive cash flow, and we will be obligated to make cash interest payments on the notes beginning on June 1, 2005. In order to make payments on the notes, we will need to increase our cash flows. There can be no assurance that our future cash flows will be sufficient to make payments of interest or principal on the notes.

We may not have the ability to raise the funds necessary to purchase the notes upon a fundamental change as required by the indenture governing the notes.

Holders may require us to purchase their notes upon a fundamental change as described under “Description of Notes—Purchase of Notes at a Holder’s Option Upon a Fundamental Change.” A fundamental change may also constitute an event of default, and result in the acceleration of the maturity of our then-existing indebtedness, under another indenture or other agreement. We cannot assure holders of notes that we would have sufficient financial resources, or would be able to arrange financing, to pay in cash the purchase price for the notes tendered by the holders. Failure by us to purchase the notes when required will result in an event of default with respect to the notes.

We may be unable to repay our obligations under the notes because the notes effectively rank below the senior notes of our principal subsidiary, the terms of which preclude us from receiving distributions to pay the notes.

These notes are effectively subordinated to the senior secured notes of our principal subsidiary, XM Satellite Radio Inc., which earns all or almost all of our revenues on a consolidated basis. The indentures governing approximately $477.9 million in aggregate principal amount of senior secured notes of our principal subsidiary preclude dividends or distributions to us while the subsidiary’s notes are outstanding unless certain debt to equity ratios or other financial tests are met, which may be expected to occur prior to maturity of these notes. In addition, we expect to place into escrow in 2005 approximately $120 million in connection with our transaction with Major League Baseball. Accordingly, our ability to pay the principal amount of the notes at maturity or upon a fundamental change or make ongoing interest payments may depend on our raising additional financing. At maturity or if a fundamental change does occur, we cannot assure holders of notes that we would have sufficient funds or would be able to arrange for additional financing to pay the repurchase price for all the notes tendered to us or due at maturity.

The notes are unsecured and will be effectively subordinated to any future debt incurred by our subsidiaries. Approximately $691.9 million of indebtedness of us and XM Satellite Radio Inc. is secured by substantially all of our assets. The notes indenture does not limit our ability or that of any of our subsidiaries to incur senior secured debt, other indebtedness and other liabilities. We anticipate that from time to time we may incur indebtedness, including senior secured debt, and our subsidiaries may incur indebtedness, which could adversely affect our ability to pay our obligations under the notes. Any future borrowing arrangements or agreements related to senior debt to which we become a party or future subsidiary debt may contain restrictions on, or prohibitions against, our payment or repurchase of the notes or the payment of dividends or distributions by our subsidiaries for the payment of the notes. There is no sinking fund with respect to the notes.

There are no covenants in the indenture for the notes restricting our ability or the ability of our subsidiaries to incur future indebtedness or the terms of any such indebtedness.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the amount or terms of indebtedness that we or any of our subsidiaries may incur. We may therefore incur additional debt without limitation, including secured indebtedness, to which the notes are effectively subordinated, and indebtedness of our subsidiaries, to which the notes are structurally subordinated. We may also agree to terms of any such indebtedness that may restrict our flexibility in complying with our obligations under the notes. If we or any of our subsidiaries incur additional indebtedness, the related risks that we and they now face may intensify.

The make whole premium payable on notes converted in connection with, or tendered for repurchase upon, a fundamental change may not adequately compensate holders for the lost option time value of their notes as a result of such fundamental change.

If holders elect to convert their notes in connection with certain fundamental changes, we will pay a make whole premium deliverable in shares on the notes converted in connection with such fundamental changes. The amount of the make whole premium and additional shares delivered will be determined based on the date on which the fundamental change becomes effective and the price paid per share of our Class A common stock in the transaction constituting a fundamental change. While the make whole premium is designed to compensate holders for the lost option time value of their notes as a result of such fundamental change, the amount of the make whole premium is only an approximation of such lost value and may not adequately compensate holders for such loss. In addition, if a fundamental change occurs under specified circumstances, no make whole premium will be paid.

Transfer of the notes and the Class A common stock issuable upon conversion are restricted.

The notes and the Class A common stock into which the notes are convertible were not originally registered under the Securities Act or any state securities laws. As a result, unless they are registered, the notes and the Class A common stock issuable upon conversion may not be offered or sold except pursuant to an exemption from registration under the Securities Act and applicable state laws or in a transaction not subject to these laws. We have agreed to register the resale by the holders of the notes and the Class A common stock into which the notes are convertible, but this registration may not be available to holders at all times or for all purposes. In addition, selling holders may be subject to liability under the Securities Act in connection with any material misstatement or omission contained in the registration statement.

There may be no active trading market for the notes.

We have been advised by the initial purchaser of the notes that it currently intends to make a market in the notes. However, the initial purchaser is not obligated to do so. Any market-making may be discontinued at any time, and we cannot assure holders that an active trading market for the notes will develop or, if a trading market develops, that it will continue. Further, the liquidity of and trading market for the notes may be adversely affected by declines and volatility in the market for debt securities generally. The liquidity of and trading market for the notes also may be adversely affected by any changes in our financial performance or prospects or in the prospects for the companies in our industry. We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System.

Holders of beneficial interests in global notes may be unable to transfer or pledge such interests if physical delivery is required by applicable law.

Holders may take their interests in the notes through owning beneficial interests in global notes. The laws of some jurisdictions may require that holders take physical delivery of notes in definitive form. Accordingly, the ability to transfer beneficial interests in a global note to those persons may be limited. Also, because The Depository Trust Company can only act on behalf of indirect participants and specific banks, the ability of a person having a beneficial interest to persons or entities that do not participate in The Depository Trust Company system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate representing that interest.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our Class A common stock, the issuance of certain rights or warrants, subdivisions or combinations of our Class A common stock, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers. The conversion rate will not be adjusted for other events, such as an issuance of Class A common stock for cash, that may adversely affect the trading price of the notes or our Class A common stock. If we engage in any of these types of transactions, the value of our Class A common stock into which the notes are convertible may be diluted.

Our notes may not be rated or may receive a lower rating than investors anticipate, which could cause a decline in the trading volume and market price of the notes and our Class A common stock.

We do not intend to seek a rating on the notes, and we believe it is unlikely the notes will be rated. If, however, one or more rating agencies rates the notes and assigns a rating lower than the rating expected by investors, or reduces any rating in the future, the trading volume and market price of the notes and our Class A common stock may be adversely affected.

Future issuances of our Class A common stock could lower our stock price and the price of our convertible notes and impair our ability to raise funds in new stock offerings.

We have issued and outstanding securities exercisable for or convertible into a significant number of shares of our Class A common stock, some of which accrue interest, which is convertible into Class A common stock, or give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. The conversion or exercise of these existing securities could lead to a significant increase in the amount of Class A common stock outstanding. As of March 31, 2005, we had outstanding approximately 211.8 million shares of Class A common stock. On a pro forma basis as of March 31, 2005, if we issued all shares issuable upon conversion or exercise of outstanding securities, we would have had approximately 333.7 million shares of Class A common stock outstanding on that date. Issuances of a large number of shares could adversely affect the market price of our Class A common stock. Most of the shares of our Class A common stock that are not already publicly-traded, including those held by affiliates, have been registered by us for resale into the public market. The sale into the public market of a large number of privately-issued shares could adversely affect the market price of our Class A common stock, the price of our convertible notes and could impair our ability to raise funds in additional stock offerings.

Holders of notes will not be entitled to any rights with respect to our Class A common stock, but will be subject to all changes made with respect to our Class A common stock.

Holders of notes will not be entitled to any rights with respect to our Class A common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Class A common stock), but will be subject to all changes affecting the Class A common stock. Holders will have rights with respect to our Class A common stock only if and when we deliver shares of Class A common stock to them upon conversion of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of Class A common stock to them, holders will not be entitled to vote on the amendment, although holders will nevertheless be subject to any changes in the powers, preferences or special rights of our Class A common stock.

The market price of our securities could be hurt by substantial price and volume fluctuations.

Historically, securities prices and trading volumes for emerging companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. This market volatility could depress the price of our securities without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our securities would likely significantly decrease.

If we pay cash dividends on our Class A common stock, noteholders may be deemed to have received a taxable dividend without the receipt of cash.

If we pay cash dividends on our Class A common stock and there is a resulting adjustment to the conversion rate, a note holder could be deemed to have received a taxable dividend subject to U.S. federal income tax without the receipt of any cash. See “Certain United States Federal Income Tax Considerations.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth in our Annual Report on Form 10-K, filed with the SEC on March 4, 2005. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by any selling securityholders of the notes or the shares of Class A common stock issuable upon conversion of the notes.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of November 23, 2004 between XM Satellite Radio Holdings Inc., as issuer, and The Bank of New York, as trustee. Initially, the trustee will also be the paying agent and conversion agent. The notes and the shares of Class A common stock issuable upon conversion of the notes are covered by a registration rights agreement. Copies of the notes, the indenture and the registration rights agreement are available from the trustee and as set forth below under the headings “Incorporation by Reference” and “Where You Can Find More Information.”

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. The terms of the notes include those provided in the indenture, those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended, and those provided in the registration rights agreement. Holders should read the notes, the indenture and the registration rights agreement because they, and not this description, define the rights of holders of the notes.

As used in this “Description of Notes” section, references to “XM Radio” refer solely to XM Satellite Radio Holdings Inc. and not to any of its current or future subsidiaries.

Brief Description of the Notes

The notes:

•	will initially be $400.0 million in aggregate principal amount at issuance;

•	were sold at an issue price of 100% of the principal amount of the notes, which is $1,000 per note, plus accrued interest, if any, from November 23, 2004;

•	bear interest at an annual rate of 1.75% of the principal amount, from the issue date to, but excluding, December 1, 2009, payable semi-annually, in arrears, on June 1 and December 1 of each year, commencing on June 1, 2005;

•	will bear additional interest if XM Radio fails to comply with certain obligations as set forth below under “—Registration Rights”;

•	are unsecured senior obligations of XM Radio and rank pari passu in right of payment with all of XM Radio’s existing and future senior indebtedness and senior in right of payment with all of XM Radio’s existing and future subordinated indebtedness, and are effectively subordinated to all of XM Radio’s existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness of XM Radio’s subsidiaries;

•	may be converted by the holder into shares of XM Radio’s Class A common stock initially at a conversion rate of 20.0 shares of Class A common stock per $1,000 principal amount of notes, which represents an initial conversion price of $50.00 per share at any time prior to 5:00 p.m. New York City time on December 1, 2009;

•	are not redeemable at the option of XM Radio prior to the stated maturity;

•	will be subject at a holder’s option to repurchase by XM Radio upon a fundamental change of XM Radio, as described under “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date;

•	are expected to be eligible for trading in The PORTAL Market; and

•	will be due on December 1, 2009, payable in cash in an amount equal to $1,000 per note, plus accrued and unpaid interest (including additional interest, if any) unless earlier converted or repurchased by XM Radio at the holder’s option.

The indenture does not contain any financial covenants and does not restrict XM Radio from paying dividends, incurring additional indebtedness or issuing or repurchasing other securities. In addition, XM Radio’s subsidiaries are not restricted under the indenture from incurring additional indebtedness. The indenture also does not protect a holder of notes in the event of a highly leveraged transaction or a fundamental change, as defined below, of XM Radio, except to the extent described below under “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”

No sinking fund is provided for the notes.

The notes were initially issued in book-entry form only in denominations of $1,000 principal amount at issuance and whole multiples thereof. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC, or its nominee, and any such interests may not be exchanged for certificated securities except in limited circumstances.

A holder of notes may not sell or otherwise transfer notes or the shares of Class A common stock issuable upon conversion of the notes except in compliance with the provisions set forth below under “—Registration Rights.”

Payments on the Notes

XM Radio will maintain an office or agency in the City of New York, where it will pay the principal and premium, if any, on the notes and where holders may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be the principal corporate trust office of the trustee presently located at 101 Barclay Street, New York, New York 10286.

Except as provided below, XM Radio will pay interest (including additional interest, if any) on:

•	global notes to DTC in immediately available funds;

•	any certificated notes having an aggregate principal amount of $5.0 million or less by check mailed to the holders of those notes; and

•	any certificated notes having an aggregate principal amount of more than $5.0 million by wire transfer in immediately available funds if requested in writing by the holders of those notes, otherwise by check mailed to the holders of those notes.

At maturity of the notes, interest (including additional interest, if any) on the certificated notes will be payable at the principal corporate trust office of the trustee.

XM Radio will not be required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next business day will be treated as though it were paid on the original due date and no interest will be payable on the payment date for the additional period of time.

Interest

The notes will bear interest at an annual rate of 1.75% of the principal amount of the notes from November 23, 2004, or from the most recent date to which interest has been paid or provided for, until, but not including, December 1, 2009. Interest will be payable semi-annually in arrears on June 1 and December 1 of each year commencing on June 1, 2005 to holders of record at the close of business on the May 15 or November 15 immediately preceding such interest payment date. There are two exceptions to the preceding sentence:

•	Except as described below, XM Radio will not make any payment or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay to XM Radio an amount equal to the interest (including additional interest, if any) that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply to any overdue interest existing at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest; and

•	XM Radio will pay interest (including additional interest, if any) to the holder that surrenders the security on the maturity date or, in connection with a fundamental change, on the fundamental change repurchase date if it is after a record date but on or before the corresponding interest payment date. In either case, XM Radio will pay accrued and unpaid interest only to the person to whom it pays the principal amount.

Each payment of interest due on the notes will include interest accrued through the day before the applicable interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest will cease to accrue on a note upon its maturity, conversion or repurchase upon a fundamental change.

Ranking of Notes

The notes are unsecured senior obligations of XM Radio and rank pari passu in right of payment with all of XM Radio’s existing and future senior indebtedness and senior in right of payment with all of XM Radio’s existing and future subordinated indebtedness. The notes are effectively subordinated to all of XM Radio’s existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness and structurally subordinated to all existing and future indebtedness of XM Radio’s subsidiaries. As a result, in the event of XM Radio’s bankruptcy, dissolution, liquidation, insolvency or reorganization, holders of notes may recover less than other creditors of XM Radio and its subsidiaries.

As of March 31, 2005, XM Radio had approximately $252.4 million of secured indebtedness outstanding. In addition, as of March 31, 2005, XM Radio and its subsidiaries had indebtedness and other outstanding liabilities of approximately $1,296.3 million (not including the notes offered hereby). The indenture does not limit the amount of additional indebtedness, including secured indebtedness, that XM Radio or its subsidiaries may incur in the future.

Conversion Rights

A holder may, at its option, convert all or any portion of such holder’s outstanding notes, subject to the conditions described below, initially at a conversion rate of 20.0 shares of Class A common stock per $1,000 principal amount of the notes. This is equivalent to an initial conversion price of $50.00 per share of Class A common stock. The conversion rate, and thus the conversion price, is subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 principal amount at issuance and integral multiples thereof.

A holder may surrender notes for conversion prior to the stated maturity at any time prior to 5:00 p.m. New York City time on December 1, 2009.

XM Radio will not issue fractional shares of its Class A common stock upon the conversion of the notes. Instead, XM Radio will pay the cash value of such fractional shares based upon the closing sale price of its Class A common stock on the trading day immediately prior to the conversion date.

A holder of notes is not entitled to any rights of a holder of Class A common stock until that holder has converted its notes to Class A common stock, and only to the extent such notes are deemed to have been converted to Class A common stock under the indenture.

Conversion Procedures

General

Except as described below, XM Radio will not make any payment or other adjustment for accrued and unpaid interest (including additional interest, if any) on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive on that interest payment date accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that such holder surrenders notes for conversion, the holder must pay to XM Radio an amount equal to the interest (including additional interest, if any) that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply to any overdue interest existing at the time of conversion with respect to the notes converted, but only to the extent of the amount of such overdue interest.

XM Radio’s delivery to the holder of the full number of shares of Class A common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy XM Radio’s obligation to pay the principal amount of the note and to satisfy its obligation to pay accrued and unpaid interest (including additional interest, if any) through the conversion date. As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued interest (including additional interest, if any) will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default under the notes.

Except as described below under “—Conversion Rate Adjustments,” XM Radio will not make any payment or other adjustment for dividends on any Class A common stock issued upon conversion of the notes.

If a holder converts notes, XM Radio will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of Class A common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to another person, in which case the holder will be required to pay that tax.

Procedures

To convert interests in a global note, a holder must deliver to DTC the applicable instruction form for conversion pursuant to DTC’s conversion program.

To convert a certificated note, a holder must:

•	complete and manually sign the conversion notice on the back of the note (or a facsimile thereof);

•	deliver the completed conversion notice and the note to be converted to the specified office of the conversion agent; and

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents.

In addition, a holder must:

•	pay all funds required, if any, relating to interest on the note to be converted to which it is not entitled; and

•	pay all taxes or duties, if any, as described above.

The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to 5:00 p.m., New York City time, on the conversion date. A holder will not be entitled to any rights as a holder of XM Radio’s Class A common stock, including, among other things, the right to vote and the right to receive dividends and notices of shareholder meetings, until the conversion date.

Upon settlement, a certificate for the number of shares of Class A common stock into which the notes are converted (and cash in lieu of fractional shares) will be delivered to such holder, assuming all of the other requirements have been satisfied by such holder.

If a holder has exercised its right to require XM Radio to purchase its notes as described under “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change,” such holder’s conversion rights with respect to the notes so subject to repurchase will expire at 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date, unless XM Radio defaults in the payment of the purchase price. If a holder has submitted any note for repurchase, such note may be converted only if such holder submits a notice of withdrawal and, if the note is a global note, complies with applicable DTC procedures.

To the extent that XM Radio has a rights plan in effect upon conversion of the notes into Class A common stock, a holder will receive, in addition to the Class A common stock, the rights under the rights plan whether or not the rights have separated from the Class A common stock at the time of applicable conversion, subject to limited exceptions. To the extent that XM Radio has a rights plan in effect upon conversion of the notes into cash, a holder will not receive any rights under the rights plan with respect to the conversion consideration paid in cash.

Conversion Rate Adjustments

General

XM Radio will adjust the conversion rate if any of the following events occur:

1.	XM Radio issues shares of its Class A common stock as a dividend or distribution to all or substantially all holders of its Class A common stock;

2.	XM Radio subdivides, combines or reclassifies its Class A common stock;

3.	XM Radio distributes, to all or substantially all holders of its Class A common stock, certain rights or warrants to subscribe for or purchase, for a period expiring within 60 days, Class A common stock, or securities convertible into or exchangeable or exercisable for its Class A common stock, at less than the closing sale price of XM Radio’s Class A common stock on the business day immediately preceding the date of the announcement of such distribution, provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

4.	XM Radio distributes, to all or substantially all holders of its Class A common stock, shares of its capital stock or evidences of its indebtedness or assets, including securities, but excluding:

•	dividends or distributions referred to in 1 above;

•	rights or warrants referred to in 3 above;

•	dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration described below; and

•	cash dividends or distributions referred to in 6 below;

5.	XM Radio distributes, to all or substantially all holders of its Class A common stock, shares of capital stock of one of its subsidiaries, with such adjustment, if any, based on the market value of the subsidiary capital stock so distributed relative to the market value of XM Radio’s Class A common stock, in each case over a measurement period following the distribution;

6.	XM Radio distributes cash to all or substantially all holders of its Class A common stock, including any quarterly cash dividends; or

7.	XM Radio or one of its subsidiaries makes purchases of XM Radio’s Class A common stock pursuant to a tender offer or exchange offer for XM Radio’s Class A common stock to the extent that the per share consideration paid in such offer exceeds the average of the daily closing sale prices of XM Radio’s Class A common stock for the ten trading days prior to the expiration of such offer.

To the extent XM Radio has a rights plan in effect upon conversion of the notes into Class A common stock, the holder will receive, in addition to the Class A common stock, the rights under the rights plan unless the rights have separated from the Class A common stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if XM Radio made a distribution referred to in 4 above.

In the event of any:

•	reclassification or change of XM Radio’s Class A common stock;

•	consolidation, merger or binding share exchange involving XM Radio; or

•	sale or conveyance to another person or entity of all or substantially all of XM Radio’s property or assets;

in each case in which holders of XM Radio’s Class A common stock would be entitled to receive stock, other securities, other property, assets or cash for their XM Radio Class A common stock, upon conversion of a noteholder’s notes, such noteholder will be entitled to receive the same type of consideration which such noteholder would have been entitled to receive if such noteholder had converted its notes into XM Radio’s Class A common stock immediately prior to any of these events.

To the extent permitted by law and applicable Nasdaq rules, XM Radio may, from time to time, increase the conversion rate for a period of at least 20 days if its board of directors determines that such an increase would be in XM Radio’s best interests. Any such determination by XM Radio’s board of directors will be conclusive. XM Radio will give holders at least 15 business days’ notice of any increase in the conversion rate. In addition, XM Radio may increase the conversion rate if its board of directors deems it advisable to avoid or diminish any income tax to holders of Class A common stock resulting from any distribution of Class A common stock or similar event.

XM Radio will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, any adjustments that are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment of the conversion rate or in connection with any conversion of the notes at maturity. Except as described above in this section, XM Radio will not adjust the conversion rate for any issuance of its Class A common stock or any securities convertible into or exchangeable or exercisable for its Class A common stock or rights to purchase its Class A common stock or such convertible, exchangeable or exercisable securities.

A holder may, in some circumstances, including the distribution of cash dividends to stockholders, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive dividends to holders of notes or common stock” and “—Consequences to Non-U.S. Holders—Dividends.”

If a holder converts some or all of its notes into Class A common stock during the occurrence of a registration default under the registration rights agreement, the holder will not be entitled to receive additional interest on such Class A common stock, but will receive 103% of the number of shares of XM Radio’s Class A common stock that the holder would otherwise receive upon conversion in the absence of such registration default. See “—Registration Rights” below.

Adjustment to Conversion Rate Upon Certain Fundamental Changes

General

If and only to the extent a holder elects to convert its notes in connection with a transaction described in clause (1) and (3) of the definition of fundamental change as described below under “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change” pursuant to which 10% or more of the consideration for XM Radio’s Class A common stock (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in such fundamental change transaction consists of cash or securities (or other property) that are not traded or scheduled to be traded immediately following such transaction on a U.S. national securities exchange or the Nasdaq National Market, XM Radio will increase the conversion rate for the notes surrendered for conversion by a number of additional shares (the “additional shares”) as described below.

The number of additional shares will be determined by reference to the table below, based on the date on which such fundamental change transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share for XM Radio’s Class A common stock in such fundamental change transaction. If holders of XM Radio’s Class A common stock receive only cash in such fundamental change transaction, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the closing sale prices of XM Radio’s Class A common stock on the five trading days prior to but not including the effective date of such fundamental change transaction.

The stock prices set forth in the first row of the table below (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted, as described above under “—Conversion Rate Adjustments—General.” The adjusted stock prices will equal the product of the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the manner as the conversion rate as set forth under “—Conversion Rate Adjustments—General.”

The following table sets forth the hypothetical stock price and number of additional shares to be issuable per $1,000 principal amount of notes:

Stock Price

Effective Date	$35.48	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00	$75.00	$80.00	$85.00	$90.00	$95.00	$100.00	$125.00
November 17, 2004	8.185	6.580	5.271	4.296	3.552	2.973	2.514	2.145	1.845	1.598	1.392	1.220	1.074	0.950	0.540
December 1, 2005	8.185	6.635	5.234	4.201	3.420	2.820	2.351	1.978	1.678	1.435	1.235	1.069	0.930	0.813	0.439
December 1, 2006	8.185	6.567	5.066	3.975	3.164	2.551	2.080	1.713	1.423	1.192	1.006	0.855	0.731	0.628	0.315
December 1, 2007	8.185	6.335	4.718	3.567	2.732	2.119	1.662	1.318	1.055	0.852	0.694	0.571	0.473	0.395	0.174
December 1, 2008	8.153	5.804	4.002	2.772	1.930	1.353	0.955	0.680	0.489	0.355	0.262	0.196	0.149	0.115	0.040
December 1, 2009	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

The stock prices and additional share amounts set forth above are based upon a Class A common stock price of $35.48 on November 17, 2004 and an initial conversion price of $50.00.

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is in excess of $125.00 per share (subject to adjustment), no additional shares will be issuable upon conversion.

•	If the stock price is less than $35.48 per share (subject to adjustment), no additional shares will be issuable upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of Class A common stock issuable upon conversion exceed 28.185 per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments—General.”

XM Radio’s obligation to satisfy the additional shares requirement could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Conversion After a Public Acquirer Change of Control

Notwithstanding the foregoing, in the event of a public acquirer change of control (as defined below), XM Radio may, in lieu of issuing additional shares as described above, elect to adjust the conversion rate and the related conversion obligation such that from and after the effective time of such public acquirer change of control, holders of notes will be entitled to convert their notes into a number of shares of public acquirer common stock (as defined below) by multiplying the conversion rate in effect immediately before effective time of the public acquirer change of control by a fraction:

•	the numerator of which will be (i) in the case of a share exchange, consolidation, merger or binding share exchange, pursuant to which XM Radio’s Class A common stock is converted into cash, securities or other property, the value of all cash, securities and other property (as determined by XM Radio’s board of directors) paid or payable per share of Class A common stock or (ii) in the case of any other public acquirer change of control, the average of the closing sale price of XM Radio’s Class A common stock for the five consecutive trading days prior to but excluding the effective date of such public acquirer change of control; and

•	the denominator of which will be the average of the closing sale prices of the public acquirer common stock for the five consecutive trading days commencing on the trading day next succeeding the effective date of such public acquirer change of control.

A “public acquirer change of control” means any event constituting a fundamental change that would otherwise obligate XM Radio to increase the conversion rate as described above under “—Adjustment to Conversion Rate upon Certain Fundamental Changes” and the acquirer (or any entity that is a directly or indirectly wholly-owned subsidiary of the acquirer) has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such fundamental change (the “public acquirer common stock”).

Upon a public acquirer change of control, if XM Radio so elects, holders may convert their notes at the adjusted conversion rate described in the second preceding paragraph but will not be entitled to the increased conversion rate described under “—Adjustment to Conversion Rate upon Certain Fundamental Changes—General.” XM Radio is required to notify holders of XM Radio’s election in the notice to holders of such transaction. In addition, a holder can also, subject to certain conditions, require XM Radio to repurchase all or a portion of its notes as described under “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change.”

Redemption by XM Radio

XM Radio may not redeem the notes at its option prior to the stated maturity.

Purchase of Notes at a Holder’s Option Upon a Fundamental Change

In the event of a fundamental change, a holder will have the right to require XM Radio to purchase for cash all or any part of such holder’s notes at a purchase price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest (including additional interest, if any) to, but not including, the fundamental change purchase date. Notes submitted for purchase must be $1,000 principal amount or an integral multiple thereof.

On or before the 20th business day after the occurrence of a fundamental change, XM Radio will provide to all holders of notes and the trustee and paying agent a notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state:

•	the events constituting the fundamental change;

•	the date of the fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustment to the conversion rate that will result from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted, if otherwise convertible, only if the repurchase notice has been withdrawn in accordance with the provisions of the indenture; and

•	the procedures that a holder must follow to exercise the repurchase rights.

Simultaneously with providing such notice, XM Radio will issue a press release through Dow Jones & Company, Inc., Business Wire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing the relevant information and make this information on our web site or through another public medium as we may use at that time.

To exercise the purchase right, a holder must deliver, on or before the 20th business day after the date of XM Radio’s notice of a fundamental change (subject to extension to comply with applicable law), the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. The purchase notice must state:

•	the relevant purchase date;

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount at issuance of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by XM Radio pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, a holder’s purchase notice must comply with applicable DTC procedures.

A holder may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, a holder’s notice of withdrawal must comply with applicable DTC procedures.

XM Radio will be required to purchase the notes no later than 35 business days after the date of its notice of the occurrence of the relevant fundamental change, subject to extension to comply with applicable law. A holder will receive payment of the fundamental change purchase price promptly following the later of the fundamental change purchase date or the time of book-entry transfer or delivery of the notes. If the paying agent holds cash sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change purchase date, then:

•	the notes will cease to be outstanding and interest (including additional interest, if any) will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the notes).

A “fundamental change” will be deemed to have occurred if any of the following occurs:

1.	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act, except that a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of XM Radio’s total outstanding voting stock;

2.	during any period of two consecutive years, individuals who at the beginning of such period constituted XM Radio’s board of directors (together with any new directors whose election to such board or whose nomination for election by XM Radio’s shareholders was approved by a vote of at least 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such board of directors then in office;

3.	XM Radio consolidates with or merges with or into any person or conveys, transfers, sells or otherwise disposes of or leases all or substantially all of its assets to any person, or any corporation consolidates with or merges into or with XM Radio, in any such event pursuant to a transaction in which XM Radio’s outstanding voting stock is changed into or exchanged for cash, securities or other property, other than any such transaction where XM Radio’s outstanding voting stock is not changed or exchanged at all (except to the extent necessary to reflect a change in XM Radio’s jurisdiction of incorporation), or where (A) XM Radio’s outstanding voting stock is changed into or exchanged for cash, securities and other property (other than equity interests of the surviving corporation) and (B) XM Radio’s shareholders immediately before such transaction own, directly or indirectly, immediately following such transaction, more than 50% of the total outstanding voting stock of the surviving corporation;

4.	XM Radio is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under “—Consolidation, Merger and Sale of Assets”; or

5.	XM Radio’s Class A common stock ceases to be traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market or traded on an automated over-the-counter trading market in the United States.

However, notwithstanding the foregoing, a fundamental change will not be deemed to have occurred if either:

1.	the closing sales price of XM Radio’s Class A common stock for each of at least five trading days within:

•	the period of ten consecutive trading days immediately after the later of the fundamental change or the public announcement of the fundamental change, in the case of a fundamental change described in 1 above; or

•	the period of ten consecutive trading days immediately preceding the fundamental change, in the case of a fundamental change described in 2, 3 or 4 above;

is at least equal to 105% of the quotient of the principal amount of a note divided by the conversion rate in effect on each of those five trading days; or

2.	in the case of a merger or consolidation described in 3 above, at least 90% of the consideration, excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights, in the merger or consolidation constituting the fundamental change consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or the Nasdaq SmallCap Market (or which will be so traded or quoted when issued or exchanged in connection with such fundamental change) and as a result of such transaction or transactions the notes become convertible solely into such common stock, excluding cash payments for fractional shares.

For purposes of the foregoing, “voting stock” means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of XM Radio’s assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the State of Delaware, XM Radio’s state of incorporation. Accordingly, a holder’s ability to require XM Radio to repurchase its notes as a result of a conveyance, transfer, sale, lease or other disposition of less than all of XM Radio’s assets may be uncertain.

Pursuant to the indenture, in connection with a fundamental change purchase, XM Radio will comply with all U.S. federal and state securities laws in connection with any offer by XM Radio to purchase the notes upon a fundamental change.

This fundamental change purchase feature may make more difficult or discourage a takeover of XM Radio and the removal of incumbent management. However, XM Radio is not aware of any specific effort to accumulate shares of its capital stock with the intent to obtain control of XM Radio by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change purchase feature is a result of negotiations between XM Radio and the initial purchaser of the notes.

XM Radio could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a fundamental change but would increase the amount of debt outstanding or otherwise adversely affect a holder of notes. Neither XM Radio nor its subsidiaries are prohibited under the indenture from incurring additional debt, including secured debt. The incurrence of significant amounts of additional debt could adversely affect XM Radio’s ability to service its debt, including the notes, and to satisfy its obligation to repurchase the notes upon a fundamental change. See “Risk Factors—There are no covenants in the indenture for the notes restricting our ability or the ability of our subsidiaries to incur future indebtedness or the terms of any such indebtedness.”

XM Radio’s ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. If a fundamental change were to occur, XM Radio may not have sufficient funds, or be able to arrange financing, to pay the fundamental change purchase price for the notes tendered by holders. In addition, XM Radio may in the future incur debt that has similar fundamental change provisions that permit holders of such debt to accelerate or require XM Radio to purchase such debt upon the occurrence of events similar to a fundamental change. Any failure by XM Radio to repurchase the notes when required following a fundamental change would result in an event of default under the indenture. Any such default may, in turn, cause a default under XM Radio’s other debt. In addition, XM Radio’s ability to repurchase notes for cash may be limited by restrictions on its ability to obtain funds for such repurchase through dividends from its subsidiaries and/or other provisions in agreements governing its other debt and that of its subsidiaries.

XM Radio will not be required to make an offer to purchase the notes upon a fundamental change if a third party (1) makes an offer to purchase the notes in the manner, at the times and otherwise in compliance with the requirements applicable to an offer made by XM Radio to purchase notes upon a fundamental change and (2) purchases all of the notes validly delivered and not withdrawn under such offer to purchase notes.

Consolidation, Merger and Sales of Assets

The indenture provides that XM Radio may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person assumes all of XM Radio’s obligations under the notes and the indenture under a supplemental indenture in a form reasonably satisfactory to the trustee;

•	no default exists under the indenture and is continuing immediately before and after giving effect to such transaction; and

•	if a supplemental indenture is to be executed in connection with such consolidation, merger or disposition, XM Radio has delivered to the trustee an officers’ certificate and an opinion of counsel with respect thereto as provided for in the indenture.

Upon any such consolidation, merger or disposition in accordance with the foregoing, the successor corporation formed by such consolidation or share exchange or into which XM Radio is merged or which such person formed by such consolidation or share exchange or to which such conveyance, sale, lease, transfer or other disposition is made will succeed to, and be substituted for, and may exercise XM Radio’s rights and powers under, the indenture with the same effect as if such successor had been named as XM Radio in the indenture, and thereafter (except in the case of a lease) the predecessor corporation will be relieved of all further obligations and covenants under the indenture, the notes and the registration rights agreement.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of “all or substantially all” of XM Radio’s assets. There is no precise, established definition of the phrase “substantially all” under the laws of the State of New York, which governs the indenture and the notes, or under the laws of the State of Delaware, XM Radio’s state of incorporation. Accordingly, the effectiveness of this covenant in the event of a conveyance, transfer, sale, lease or other disposition of less than all of XM Radio’s assets may be uncertain.

An assumption by any person of XM Radio’s obligations under the notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders of notes should consult their own tax advisors regarding the tax consequences of such an assumption.

Events of Default

Each of the following constitutes an event of default under the indenture:

•	the failure by XM Radio to pay the principal of, or premium on, any note when due and payable;

•	the failure by XM Radio to pay any accrued unpaid interest (including additional interest, if any) on the notes when due and payable, and if such default continues for a period of 30 days;

•	the failure by XM Radio to convert notes into shares of Class A common stock upon exercise of a holder’s conversion right in accordance with the provisions of the indenture;

•	the failure by XM Radio to provide notice in the event of a fundamental change when required by the indenture;

•	the failure by XM Radio to purchase all or any part of the notes as described above in “—Purchase of Notes at a Holder’s Option Upon a Fundamental Change”;

•	the failure by XM Radio to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 calendar days after written notice of such failure has been given (1) to XM Radio by the trustee or (2) to XM Radio and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	the default by XM Radio or any of its subsidiaries under any credit agreement, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of XM Radio or any of its subsidiaries for money borrowed whether such indebtedness now exists, or is created after the date of the indenture, which default:

•	involves the failure to pay the principal of or any premium or interest on indebtedness when such indebtedness becomes due and payable at the stated maturity thereof, and such default continues after any applicable grace period; or

•	results in the acceleration of such indebtedness prior to its stated maturity; and

in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness so unpaid at its stated maturity or the stated maturity of which has been so accelerated, aggregates $35.0 million or more;

•	there is a failure by XM Radio or any of its subsidiaries to pay final judgments not covered by insurance aggregating in excess of $35.0 million, which judgments are not paid, discharged or stayed for a period of 60 calendar days; and

•	certain events of bankruptcy, insolvency, liquidation or similar reorganization with respect to XM Radio or any significant subsidiary of XM Radio.

Pursuant to the indenture, the trustee shall, within 90 calendar days of the occurrence of a default known to the trustee (or within 15 calendar days after it is known to the trustee, if later), give to the registered holders of notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under the first, second, fourth or sixth bullets above.

If certain events of default specified in the last bullet point above shall occur with respect to XM Radio and be continuing, then automatically the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any) through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “—Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of notes then outstanding may declare the notes due and payable at the principal amount of the notes plus accrued and unpaid interest (including additional interest, if any), and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration accelerating the notes and the amounts due thereunder may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

Except with respect to a default in the payment of the principal of, or any accrued and unpaid interest (including additional interest, if any) on, any note, purchase price or fundamental change purchase price of any note, or in respect of a failure to convert any note into Class A common stock as required, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding, the holders of not less than a majority in aggregate principal amount of notes outstanding may on behalf of the holders of all notes waive any past default under the indenture and rescind any acceleration with respect to the notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing events of default, other than nonpayment of the principal of and interest (including additional interest, if any) on the notes that have become due solely by such declaration of acceleration, have been cured or waived.

XM Radio will be required to furnish annually to the trustee a statement as to the fulfillment of its obligations under the indenture and as to any default in the performance of such obligations.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

The indenture (including the terms and conditions of the notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each note affected by such change (in addition to the written consent or the affirmative vote of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding) to:

•	change the maturity of any note or the payment date of any installment of interest (including additional interest, if any) payable on any notes;

•	reduce the principal amount or purchase price of, or interest (including additional interest, if any) on, any note;

•	change the currency of payment of principal or purchase price of, or interest (including additional interest, if any) on, any note;

•	impair or adversely affect the manner of calculation or rate of accrual of interest (including additional interest, if any) on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

•	modify XM Radio’s obligation to maintain a paying agent in New York City;

•	impair or adversely affect the conversion rights or purchase rights of any holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture; or

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to waive past defaults.

Changes Requiring Majority Approval

The indenture (including the terms and conditions of the notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of notes at the time outstanding.

Changes Requiring No Approval

The indenture (including the terms and conditions of the notes) may be modified or amended by XM Radio and the trustee, without the consent of the holder of any note, to, among other things:

•	add to XM Radio’s covenants for the benefit of the holders of notes;

•	surrender any right or power conferred upon XM Radio;

•	provide for conversion rights of holders of notes if any reclassification or change of XM Radio’s Class A common stock or any consolidation, merger or sale of all or substantially all of XM Radio’s assets occurs;

•	provide for the assumption of XM Radio’s obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer, sale, lease or other disposition;

•	increase the conversion rate, provided that the increase will not adversely affect the interests of the holders of notes;

•	comply with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	make any changes or modifications necessary in connection with the registration of the notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of XM Radio’s board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	add guarantees with respect to the notes or secure the notes;

•	cure any ambiguity or correct or supplement any inconsistent or otherwise defective provision contained in the indenture or make any other provision with respect to matters or questions arising under the indenture that XM Radio may deem necessary or desirable and that shall not be inconsistent with provisions of the indenture; provided that such modification or amendment does not, in the good faith opinion of XM Radio’s board of directors, adversely affect the interests of the holders of notes in any material respect;

•	evidence the succession of another person to XM Radio upon the notes, and the assumption by any such successor of the covenants of XM Radio under the indenture and in the notes, in each case in compliance with the provisions of the indenture; or

•	add or modify any other provisions with respect to matters or questions arising under the indenture that XM Radio and the trustee may deem necessary or desirable and that will not adversely affect the interests of the holders of notes.

Waiver

The holders of a majority in aggregate principal amount of notes outstanding may waive compliance with certain provisions of the indenture relating to the notes, unless (1) XM Radio fails to pay principal of or interest (including additional interest, if any) on any note when due, (2) XM Radio fails to convert any note into Class A common stock as required by the indenture or (3) XM Radio fails to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note to modify or amend.

Any notes held by XM Radio or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with XM Radio shall be disregarded (from both the numerator and denominator) for purposes of determining whether the holders of a majority in aggregate principal amount of the outstanding notes have consented to a modification, amendment or waiver of the terms of the indenture.

Registration Rights

XM Radio has entered into a registration rights agreement with the initial purchaser for the benefit of the holders of notes. Pursuant to the registration rights agreement, XM Radio will, at its expense:

•	file with the SEC not later than the date 90 calendar days after the first date of original issuance of the notes a shelf registration statement on such form as XM Radio deems appropriate covering resales by the holders of all notes and the Class A common stock issuable upon conversion of all notes that complete and deliver the selling securityholder election and questionnaire described below;

•	use its reasonable best efforts to cause such shelf registration statement to be declared effective by the SEC as promptly as is practicable, but in no event later than 180 calendar days after the first date of original issuance of the notes, in the case of the initial shelf registration statement, or within 45 days of the filing date, in the case of any other shelf registration statement; and

•	use its reasonable best efforts to keep each such shelf registration statement effective until the earliest of:

•	two years after the last date of original issuance of any of the notes;

•	the date on which the holders of the notes and Class A common stock issuable upon conversion of the notes that are not affiliates of XM Radio are able to sell all such securities immediately in accordance with the provisions of Rule 144(k) under the Securities Act;

•	the date on which all of the notes and Class A common stock issuable upon conversion of the notes of those holders have been registered under the shelf registration statement and disposed of in accordance with such shelf registration statement; and

•	the date on which all of the notes and Class A common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise) or been disposed of in accordance with the shelf registration statement.

Not less than 30 calendar days prior to the effectiveness of the initial shelf registration statement, XM Radio will mail a notice of registration statement and selling securityholder election and questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. XM Radio will name in the initial shelf registration statement, as a selling securityholder, each holder that has returned to it a completed and signed election and questionnaire within 20 calendar days of receipt thereof.

After effectiveness of the initial shelf registration statement, upon XM Radio’s receipt of a completed and signed election and questionnaire from a holder, XM Radio will prepare and file (a) a prospectus supplement as soon as practicable or (b) if required, a post-effective amendment to the shelf registration statement or an additional shelf registration statement as soon as reasonably practicable after the end of each fiscal quarter. XM Radio will not be required, however, to file more than one post-effective amendment to a shelf registration statement in any one fiscal quarter. Accordingly, each holder that submits a completed and signed election and questionnaire after the initial deadline may experience delay in being named as a selling securityholder in the registration statement and being able to deliver a prospectus in connection with the resale of such holder’s notes or Class A common stock issued upon conversion of the notes.

XM Radio cannot assure holders that it will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit a holder’s ability to sell notes and/or the Class A common stock issuable upon conversion of such notes or adversely affect the price at which such securities can be sold.

XM Radio will:

•	provide to each holder for whom a shelf registration statement was filed copies of the prospectus that is a part of such shelf registration statement;

•	notify each such holder when a shelf registration statement has become effective;

•	notify each such holder of the commencement of any suspension period; and

•	take certain other actions as are required to permit unrestricted resales of the notes and the Class A common stock issuable upon conversion of the notes.

Each holder who sells securities pursuant to the shelf registration statement generally will be:

•	required to be named as a selling securityholder in the related prospectus;

•	required to deliver a prospectus to its purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with such holder’s sales; and

•	bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification rights and obligations).

XM Radio may suspend the holders’ use of the prospectus for a period not to exceed 45 calendar days in any 90 calendar day period, and not to exceed an aggregate of 120 calendar days in any 360 calendar day period, if:

•	the prospectus would, in the judgment of XM Radio’s board of directors, contain a material misstatement or omission as a result of an event that has occurred and is continuing or as a result of an undisclosed, proposed or pending material business transaction; or

•	XM Radio’s board of directors determines in good faith that the disclosure of this material non-public information would have a material adverse effect on XM Radio and its subsidiaries taken as a whole.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which would impede XM Radio’s ability to consummate such transaction, XM Radio may extend the suspension period from 45 calendar days to 60 calendar days. XM Radio need not specify the nature of the event giving rise to a suspension in any notice to holders of notes of the existence of such a suspension.

Upon the resale of notes or Class A common stock issued upon conversion of the notes, each selling securityholder will be required to deliver a notice of such sale to the trustee and XM Radio. The notice will, among other things:

•	identify the sale as a transfer pursuant to the shelf registration statement;

•	certify that the prospectus delivery requirements, if any, of the Securities Act have been complied with; and

•	certify that the selling securityholder and the aggregate principal amount of the notes and/or number of shares of XM Radio’s Class A common stock owned by such holder are identified in the related prospectus in accordance with the applicable rules and regulations under the Securities Act.

If:

•	the shelf registration statement is not filed with the SEC on or prior to 90 calendar days after the first date of original issuance of the notes;

•	the shelf registration statement has not been declared effective by the SEC on or prior to 180 calendar days after the first date of original issuance of the notes;

•	the shelf registration statement is filed and declared effective but thereafter ceases to be effective or usable in connection with resales of notes and the Class A common stock issuable upon conversion of the notes and XM Radio does not cause the shelf registration statement to become effective or usable within five business days by filing a post-effective amendment, prospectus supplement or report pursuant to the Exchange Act;

•	if applicable, XM Radio does not terminate the suspension period by the 45th or 60th calendar day, as the case may be, or a suspension period exceeds an aggregate of 120 calendar days in any 360-calendar day period; or

•	subsequent to the effectiveness of the initial registration statement, XM Radio shall fail to comply with its obligation to name in the prospectus, as a selling securityholder, a holder of notes and/or the Class A common stock issuable upon conversion of the notes that has returned a completed and signed election and questionnaire, each such event referred to in the bullet points above being referred to as a “registration default,” then additional interest will accrue on the notes from and including the calendar day following the registration default to but excluding the earlier of (1) the calendar day on which all registration defaults have been cured and (2) the date that the shelf registration statement is no longer required to be kept effective. Additional interest shall be paid only to those holders who have delivered a selling securityholder notice and questionnaire to XM Radio but are prohibited from selling their securities as a result of a registration default. Additional interest will be paid in cash semi-annually in arrears, with the first semi-annual payment due on the first interest payment date following the date on which such additional interest begins to accrue, and will accrue on the notes at a rate per year equal to 0.25% for the first 90-calendar day period, and 0.50% thereafter, of the principal amount of the notes. If a holder converts some or all of its notes into Class A common stock during the occurrence of a registration default, the holder will not be entitled to receive additional interest on such Class A common stock, but will receive 103% of the—number of shares of XM Radio’s Class A common stock that such holder would otherwise receive upon conversion in the absence of such registration default. XM Radio will have no other liability for monetary damages with respect to any of its registration obligations.

Following the cure of all registration defaults or after the period XM Radio is no longer required to keep the shelf registration statement effective, the accrual of additional interest shall cease.

If a shelf registration statement covering resales of the notes and the Class A common stock issuable upon conversion of the notes is not effective, these securities may not be sold or otherwise transferred except in accordance with the provisions set forth under “Notice to Investors.”

Form, Denomination and Registration

Denomination and Registration

The notes are issued in fully registered form, without coupons, in denominations of $1,000 principal amount at issuance and integral multiples thereof.

Global Notes

The notes are evidenced by one or more global notes deposited with the trustee, as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee.

Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. will be considered the sole holder of the global notes for all purposes. Except as provided below, owners of beneficial interests in the global notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive, or be entitled to receive, physical delivery of certificates in definitive form; and

•	will not be considered holders of the global notes.

The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

XM Radio will wire, through the facilities of the trustee, payments of principal and accrued interest (including additional interest, if any) on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of XM Radio, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal and accrued interest (including additional interest, if any) on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If a holder would like to convert its notes pursuant to the terms of the notes, the holder should contact its broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge its interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

DTC has advised XM Radio that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised XM Radio that DTC is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchaser of the notes. ertain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others, such as banks, brokers, dealers and trust companies, that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If (a) DTC is at any time unwilling or unable to continue as depositary or if at any time ceases to be a “clearing agency” registered under the Exchange Act and a successor depositary is not appointed by XM Radio within 90 days or (b) an event of default under the indenture occurs and is continuing and the registrar has received a request from DTC that the notes be issued in definitive registered form, XM Radio will cause the notes to be issued in definitive registered form in exchange for the global notes. None of XM Radio, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Transfer and Exchange

A holder may transfer or exchange the notes only in accordance with the provisions of the indenture. No service charge will be made for any registration of transfer or exchange of notes, but XM Radio may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith. XM Radio is not required to transfer or exchange any note in respect of which a fundamental change purchase notice has been given and not withdrawn by the holder thereof.

Restrictions on Transfer; Legends

The notes and the shares of Class A common stock which are issued upon conversion of the notes will be subject to certain restrictions on transfer set forth on the notes and in the indenture and on the share certificates, and certificates evidencing the notes and shares of Class A common stock issued upon conversion of the notes will bear a legend regarding such transfer restrictions. See “Notice to Investors.”

Satisfaction and Discharge

XM Radio may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or the conversion agent, as the case may be, after the notes have become due and payable, whether at maturity, any purchase date, or upon conversion or otherwise, cash or Class A common stock (as applicable under the provisions of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee, Transfer Agent and Registrar

The Bank of New York, as trustee, has been appointed by XM Radio as paying agent, conversion agent, registrar and custodian with regard to the notes. The Bank of New York or its affiliates may from time to time in the future provide banking and other services to XM Radio in exchange for a fee.

EquiServe Trust Company, N.A. is the transfer agent and registrar for XM Radio’s Class A common stock.

Calculations in Respect of Notes

Except as otherwise provided herein, XM Radio or its agents will be responsible for making all calculations called for under the notes. XM Radio or its agents will make all these calculations in good faith and, absent manifest error, their calculations will be final and binding on holders of notes. XM Radio or its agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

Repurchase and Cancellation of Notes

XM Radio and its subsidiaries may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by XM Radio or its subsidiaries may not be reissued or resold and must be surrendered to the trustee for cancellation.

All notes surrendered for payment, registration of transfer or exchange or conversion will, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee will be cancelled promptly by the trustee. No notes will be authenticated in exchange for any notes cancelled as provided in the indenture.

Replacement of Notes

XM Radio will replace mutilated, destroyed, stolen or lost notes at the expense of the holder upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to XM Radio and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and XM Radio may be required at the expense of the holder of such note before a replacement note will be issued.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

This section describes the material United States federal income tax considerations relating to the purchase, ownership and disposition of the notes and of the Class A common stock acquired upon conversion of the notes. This description does not provide a complete analysis of all potential tax considerations. The information provided below is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations issued under the Code, published rulings and court decisions, all as in effect on the date hereof. These authorities may change, possibly on a retroactive basis, or the Internal Revenue Service, referred to as the “IRS,” might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of the notes or our Class A common stock could differ from those described below.

This description assumes that the notes and the Class A common stock are held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code.

This description generally applies only to a holder that purchases notes for cash. This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, real estate investment trusts, regulated investment companies, grantor trusts, insurance companies, tax-exempt organizations, brokers, dealers or traders in securities or foreign currencies, and persons holding notes or Class A common stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes). In addition, this description does not consider the effect of any foreign, state, local or other tax laws, or any U.S. tax considerations (e.g., estate or gift tax) other than U.S. federal income tax considerations, that may be applicable to particular holders.

If a partnership or other entity taxable as a partnership holds the notes or the Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partnership or other entity owning the notes or the Class A common stock and any owner thereof should consult its tax advisor as to the tax consequences of the purchase, ownership and disposition of the notes and the Class A common stock.

We urge prospective investors to consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or foreign taxing jurisdiction or under any applicable treaty or the possible effects of changes in the United States federal and other tax laws.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. Holder of notes or Class A common stock. “U.S. Holder” means a beneficial owner of the notes or the Class A common stock that is:

•	a citizen or resident of the United States, as determined for United States federal income tax purposes;

•	a corporation or other business entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 20, 1996, and were treated as domestic trusts on the previous date.

Qualified Reopening

We will treat the notes issued on January 12, 2005 as a “qualified reopening” of the notes issued on November 23, 2004 within the meaning of the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”). Accordingly, for purposes of the OID Regulations, we will treat the notes issued on January 12, 2005 as having the same issue date and the same issue price as the notes issued on November 23, 2004. Consequently, the issue price of all of the notes, including the notes issued on January 12, 2005, for purposes of the OID Regulations will be the first price at which a substantial amount of the notes issued on November 23, 2004, were sold to the public (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). The purchase price for the notes issued on January 12, 2005 will reflect interest accrued from November 23, 2004 (“pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on June 1, 2005. In accordance with the OID Regulations, we will exclude pre-issuance accrued interest from the issue price of the notes issued on January 12, 2005. Accordingly, U.S. Holders of the notes issued on January 12, 2005 should treat a corresponding portion of the interest payable on June 1, 2005 as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes. In view of the treatment of the notes issued on January 12, 2005 as a qualified reopening, such notes will likely have a market discount or premium as described under “—Market Discount” and “—Premium” below.

Interest and Original Issue Discount

Stated interest on the notes will generally be included in a U.S. Holder’s gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting.

The notes were issued with “original issue discount” for federal income tax purposes. Accordingly, a U.S. Holder (whether a cash or accrual method taxpayer) is required to include in gross income as additional interest the amount of such original issue discount which is treated as having accrued during the period when the holder held such note in the taxable year, in advance of the receipt of some or all of the related cash payments. The original issue discount on a note is equal to excess of the stated redemption price at maturity of the note over the issue price of the note. The issue price of a note is determined as described above under “—Qualified Reopening.” for United States federal income tax purposes is the first price at which a substantial amount of the notes was sold, excluding sales to bond houses, brokers or similar persons acting as underwriters, placement agents or wholesalers. The stated redemption price at maturity of a note equals the sum of all payments to be made on the note other than payments of stated interest.

As noted above, a U.S. Holder of a note will be required to include original issue discount in gross income (as ordinary interest income) periodically over the term of the note before receipt of the cash or other payment attributable to such income, regardless of such holder’s regular method of tax accounting. The amount to be included for any taxable year is the sum of the daily portions of original issue discount with respect to the note for each day during the taxable year or portion of a taxable year during which such holder holds such note. The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of the original issue discount allocable to the accrual period. The amount of original issue discount allocable to an accrual period is the note’s adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity, less any stated interest allocable to such accrual period. The yield to maturity of a note is the discount rate that, when used in computing the present value of all payments to be made on the note, produces an amount equal to the original issue price of the note. A U.S. Holder is permitted to select any accrual periods; provided, however, that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the first or last day of an accrual period. The adjusted issue price of a note at the beginning of any accrual period is its issue price increased by the aggregate amount of original issue discount previously accrued and decreased by any payments previously made on the note other than payments of stated interest.

Under the foregoing rules, U.S. Holders are required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. A U.S. Holder’s tax basis in the notes will be increased by the amount of original issue discount included in gross income by such U.S. Holder and will be decreased by the amount of any payments received by such U.S. Holder with respect to the notes other than payments of stated interest. The amount of original issue discount allocable to any initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of original issue discount allocable to the final accrual period at maturity of the notes will be the difference between (i) the amount payable at maturity of the notes, excluding stated interest, and (ii) the notes’ adjusted issue price as of the beginning of the final accrual period.

Liquidated damages

The contingent obligation to make payments of “liquidated damages” if we fail to comply with specified obligations under the registration rights agreement may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” We believe and intend to take the position that the likelihood that we will make payments of “liquidated damages” is remote. Therefore, we intend to take the position that the notes should not be treated as contingent payment debt instruments, and that any payment of “liquidated damages” will be taxable to U.S. Holders only at the time it accrues or is received in accordance with such holder’s method of tax accounting. However, the determination of whether such a contingency is remote or not is inherently factual. Therefore, we can give you no assurance that this position would be sustained if challenged by the IRS. A successful challenge of this position by the IRS could affect the timing of the U.S. Holder’s income and could cause the gain from the sale or other disposition of a note to be treated as ordinary income, rather than capital gain. Our position for purposes of the contingent debt regulations as to the likelihood of these additional payments being remote is binding on a U.S. Holder, unless the U.S. Holder discloses in the proper manner to the IRS that it is taking a different position.

Market Discount

If a U.S. Holder purchases a note for an amount that is less than its “revised issue price” (generally, the original issue price of the note plus the amount of original issue discount allocable to all prior accrual periods, minus any payments on the notes other than stated interest) as of the purchase date, such U.S. Holder will be treated as having purchased such notes at a “market discount,” unless such market discount is less than a specified de minimis amount.

Under the market discount rules, a U.S. Holder will be required to treat any payment (other than stated interest) on, or any gain realized on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. Market discount will be considered to accrue ratably during the period from the date of acquisition to the stated maturity date of the note, unless the U.S. Holder elects to accrue market discount on the constant interest method.

A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the stated maturity of the note or certain earlier dispositions, because a current deduction is only allowed to the extent the interest expense exceeds an allocable portion of market discount. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant interest basis), in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and upon the receipt of certain cash payments and regarding the deferral of interest deductions will not apply. Generally, such currently included market discount is treated as ordinary interest for U.S. Federal income tax purposes, and your tax basis in the note will be increased by the amount of market discount included in income. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the IRS. The election, therefore, should only be made in consultation with a tax advisor.

If a U.S. Holder converts a note with market discount into our Class A common stock, a ratable portion of such market discount will be allocated to each share of such Class A common stock. The amount of market discount allocable to such Class A common stock may be taxable as ordinary income upon a sale or other disposition of such Class A common stock.

Premium

A U.S. Holder who purchases a note for an amount that is greater than its adjusted issue price as of the purchase date and less than or equal to the sum of all amounts (other than stated interest) payable on the note after the purchase date will be considered to have purchased the note at an “acquisition premium.” Under the acquisition premium rules, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such note for any taxable year (or portion thereof in which the U.S. Holder holds the note) will be reduced (but not below zero) by the portion of the acquisition premium properly allocable to the period.

A U.S. Holder who purchases a note for an amount that exceeds the sum of all amounts (other than stated interest) payable on the note after the purchase date will be considered to have purchased the note with an “amortizable bond premium,” and no OID is required to be included in the gross income of the U.S. Holder. For purposes of calculating this amortizable bond premium only, the amount treated as paid by the U.S. Holder for the note is reduced by an amount equal to the value of the option to convert the note into our Class A common stock; the value of the conversion option may be determined under any reasonable method. You generally may elect to amortize such “premium” over the remaining term of the note on a constant-yield method as offset to interest income. If you make this election, you will be required to reduce your adjusted tax basis in the note by the amount of the premium amortized. This election will also apply to all debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, exchange or redemption of the notes

A U.S. Holder generally will recognize capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption or exchange (other than a conversion of the note into Class A common stock and except as described above under “—Market Discount”). The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note, increased by the amount of any original issue discount previously included in the U.S. Holder’s income with respect to such note and reduced by the amount of any cash payments on the note other than payments of stated interest. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Conversion of the notes

A U.S. Holder who converts a note into our Class A common stock will not recognize any income, gain or loss, except for (i) any gain or loss attributable to the receipt of cash in lieu of a fractional share and (ii) any Class A common stock received with respect to accrued interest not previously includable in income, which will be taxable as ordinary income. The U.S. Holder’s aggregate adjusted basis in the Class A common stock, other than to the extent received with respect to accrued interest, will equal his adjusted basis in the note (less the portion of the basis allocable to a fractional share of Class A common stock for which cash is received), and the U.S. Holder’s holding period for the stock will include the period during which he held the note. The tax basis of the Class A common stock received upon a conversion with respect to accrued interest will equal the fair market value of such stock, and your holding period will commence on the day following the date of delivery of the Class A common stock. The receipt of cash in lieu of a fractional share of Class A common stock generally will result in the capital gain (except as described above under “—Market Discount”) or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis allocable to such fractional share.

Dividends on Class A common stock

If a U.S. Holder converts a note into Class A common stock and we make a distribution (other than a distribution of our own stock) in respect of that stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the U.S. Holder’s adjusted tax basis in the U.S. Holder’s Class A common stock to the extent of the U.S. Holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Recent legislation provides for special treatment of dividends paid to individual taxpayers in taxable years taxable years beginning before January 1, 2009. Under this legislation, dividend income that is received by individual taxpayers and that satisfies certain requirements is generally subject to tax at a favorable rate. We are required to provide stockholders who receive dividends with an information return on Form 1099-DIV that states the extent to which the dividend is paid from our current or accumulated earnings and profits. If a U.S. Holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock.

Constructive dividends to holders of notes or Class A common stock

The terms of the notes allow for changes in the conversion price of the notes in certain circumstances. A change in conversion price that allows U.S. Holders of notes to receive more shares of Class A common stock on conversion may increase those note holders’ proportionate interests in our earnings and profits or assets. In that case, those note holders could be treated as though they received a dividend in the form of our Class A common stock. Such a constructive stock dividend could be taxable to those note holders, although they would not actually receive any cash or other property. For example, such a taxable constructive stock dividend would occur if the conversion price were adjusted to compensate note holders for distributions of cash or property to our stockholders. However, a change in conversion price to prevent the dilution of the note holders’ interests upon a stock split or other change in capital structure, if made under a bona fide, reasonable adjustment formula, should not increase note holders’ proportionate interests in our earnings and profits or assets and should not be treated as a constructive stock dividend. On the other hand, if an event occurs that dilutes the note holders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of our stockholders could be treated as a taxable stock dividend to those stockholders. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion price would be treated in the same manner as dividends paid in cash or other property. These dividends would result in dividend income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a nontaxable return of capital, up to the holder’s basis in the Class A common stock, and the remainder as capital gain as more fully described above.

Sale of Class A common stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of Class A common stock, except as described above under “—Market Discount.” The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the stock as described above in “—Conversion of the notes” and “—Sale, exchange or redemption of the notes”. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information reporting and backup withholding

When required, we or our paying agent will report to the holders of the notes and the Class A common stock and the IRS amounts paid or accrued on or with respect to the notes and the Class A common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder may be subject to backup withholding on payments made on the notes and dividends paid on the Class A common stock and proceeds from the sale of the Class A common stock or the notes at the applicable rate (which is currently 28%) if the U.S. Holder (a) fails to provide us or our paying agent (or, in the case of a disposition of stock, to the broker or other paying agent) with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholdings as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. Holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

For purposes of this discussion, a Non-U.S. Holder means a beneficial owner of the notes or the Class A common stock who is a nonresident alien or a corporation, trust or estate for U.S. federal income tax purposes that is not a U.S. Holder. Special rules may apply to certain non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and entities that are treated as partnerships for United States federal income tax purposes. Such entities and their owners should consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest and Original Issue Discount

Interest or original issue discount paid to a Non-U.S. Holder of the notes will not be subject to United States federal withholding tax under the “portfolio interest exception,” provided that:

(1)	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock,

(2)	the Non-U.S. Holder is not

(A)	a controlled foreign corporation that is related to us through stock ownership or

(B)	a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(3)	the beneficial owner of the note provides a certification, signed under penalties of perjury, that it is not a United States person. Such certification is generally made on an IRS Form W-8BEN or a suitable substitute form.

Interest income to a Non-U.S. Holder that does not qualify for the portfolio interest exception and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A Non-U.S. Holder will generally be subject to tax in the same manner as a U.S. Holder with respect to interest or original issue discount that is effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and, if an applicable tax treaty provides, such interest is attributable to a United States permanent establishment maintained by the Non-U.S. Holder. Such effectively connected interest received by a Non-U.S. Holder which is a corporation may in certain circumstances be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the interest is effectively connected with a United States trade or business, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI (or a suitable substitute form), as applicable. Such certificate must contain, among other information, the name and address of the Non-U.S. Holder.

Non-U.S. Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Liquidated damages

As described under “Description of notes—Registration rights” we may be required to make payments of “liquidated damages” to the holders if it fails to comply with specified obligations under the registration rights agreement. We currently plan to the take the position that such payments are subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable. Prospective purchasers should consult their tax advisors as to the tax considerations that relate to the potential payment of liquidated damages and the availability of a refund of amounts withheld.

Conversion of the notes

A Non-U.S. Holder who converts his note into Class A common stock generally will not recognize any income, gain or loss, except for any gain or loss attributable to the receipt of cash in lieu of a fractional share. To the extent that a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or Class A common stock. The Non-U.S. Holder’s aggregate adjusted basis in the Class A common stock will equal his adjusted basis in the note (less the portion of the basis allocable to a fractional share of Class A common stock for which cash is received), and the Non-U.S. Holder’s holding period for the stock will include the period during which he held the note.

Dividends

Subject to the discussion below of backup withholding, dividends paid on the Class A common stock to a Non-U.S. Holder (including any deemed dividend payments as discussed in Consequences to U.S. holders—Constructive dividends to holders of notes or Class A common stock) generally will be subject to a 30% U.S. federal withholding tax, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor or substitute form) establishing qualification for benefits under the treaty, or (b) the dividend is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States and the Non-U.S. Holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If dividends paid on the Class A common stock to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s trade or business in the United States, the Non-U.S. Holder will be required to pay United States federal income tax on that dividend on a net income basis (although exempt from the 30% withholding tax provided the appropriate statement is provided to us) generally in the same manner as a U.S. Holder. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any dividend income that is effectively connected with a United States trade or business will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a Non-U.S. Holder that is treated as a foreign corporation for United States federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dispositions of notes and Class A common stock

Generally, a Non-U.S. Holder will not be subject to federal income tax on gain realized upon the sale, exchange, redemption or other disposition of a note or Class A common stock unless: (a) such holder is an individual present in the United States for 183 days or more in the taxable year of the sale, exchange, redemption or other disposition and certain other conditions are met, (b) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, and in the case of a treaty resident, attributable to a permanent establishment (or in the case of an individual, to a fixed base) in the United States, or (c) we are or have been a U.S. real property holding corporation, as defined in the Code, at any time within the 5-year period preceding the disposition or the Non-U.S. Holder’s holding period, whichever period is shorter. In the case of a disposition of our Class A common stock, even if we were a U.S. real property holding corporation, such gain would not be taxable under the rules described in clause (c) in the preceding sentence if such stock is regularly traded on an established securities market and such holder owns no more than 5% of our Class A common stock. We are not, and do not anticipate becoming, a U.S. real property holding corporation.

If the first exception applies, the Non-U.S. Holder generally will be subject to tax at a rate of 30% on the amount by which the United States-source capital gains exceed capital losses allocable to United States sources. If the second exception applies, generally the Non-U.S. Holder will be required to pay United States federal income tax on the net gain derived from the sale in the same manner as U.S. Holders, as described above. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to United States federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor form). Additionally, Non-U.S. Holders that are treated for United States federal income tax purposes as corporations and that are engaged in a trade or business or have a permanent establishment in the United States could be subject to a branch profits tax on such income at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

Information reporting and backup withholding

When required, we or our paying agent will report to the IRS and to each Non-U.S. Holder the amount of any dividend paid on the Class A common stock and any amount paid with respect to the notes in each calendar year, and the amount of tax withheld, if any, with respect to these payments.

Non-U.S. Holders who have provided the forms and certification mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent has actual knowledge or reason to know that any information in those forms and certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a note or Class A common stock to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, additional information reporting, but not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for United States tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note or Class A common stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder of beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against such holder’s United States federal income tax liability and may entitle the holder to a refund, provided the required information is furnished to the IRS on a timely basis.

The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of purchasing, holding and disposing of the notes and the Class A common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement in November 2004. The initial purchaser has advised us that the notes were resold in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying Class A common stock pursuant to this prospectus. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests. Neither the filing with the SEC of the registration statement of which this prospectus forms a part nor the distribution of this prospectus necessarily means that any or all of the notes or shares of Class A common stock being offered for the accounts of the selling securityholders are being offered for sale at any given time.

The following table sets forth information as of April 25, 2005 about the principal amount of notes and the underlying Class A common stock beneficially owned and offered by each selling securityholder that may be offered using this prospectus. Unless otherwise indicated in the footnotes, each selling securityholder (1) beneficially owns the number of shares of Class A common stock set forth in the table below and (2) may offer all of the notes and shares of Class A common stock it beneficially owns and, accordingly, except as indicated in the table below, will own no securities of ours if all of the securities it may offer pursuant to this prospectus are sold by it.

Name	Principal Amount of Notes Beneficially Owned Before Offering ($)	Percentage of Notes Beneficially Owned Before Offering (%)	Principal Amount of Notes That May Be Sold ($)	Number of Shares of Class A Common Stock Before Offering (1)	Number of Shares of Class A Common Stock That May Be Sold (1)	Number of Shares of Class A Common Stock Held After Offering (2)
AHFP Context	450,000	*	450,000	9,000	9,000	—
ATSF – Transamerica Convertible Securities	6,000,000	1.5	6,000,000	120,000	120,000	—
Associated Electric & Gas Insurance Services Limited	400,000	*	400,000	8,000	8,000	—
Bear, Stearns & Co, Inc.†	935,000	*	935,000	8,110,992	18,700	8,092,292	(3)
BNP Paribas Equity Strategies, SNC	490,000	*	490,000	13,544	9,800	3,744
BNP Parisbas Arbitrage	2,500,000	*	2,500,000	50,000	50,000	—
Castle Convertible Fund	1,000,000	*	1,000,000	20,000	20,000	—
Chrysler Corporation Master Retirement Trust	2,560,000	*	2,560,000	51,200	51,200	—
Citigroup Global Markets Ltd.	27,500,000	6.9	27,500,000	1,073,100	550,000	523,100
CNHCA Master Account, LP	1,000,000	*	1,000,000	20,000	20,000	—
Context Convertible Arbitrage Fund, LP	2,850,000	*	2,850,000	57,000	57,000	—
Context Convertible Arbitrage Offshore, Ltd.	8,475,000	2.1	8,475,000	169,500	169,500	—
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	261,000	*	261,000	5,220	5,220	—
Credit Suisse First Boston LLC	11,000,000	2.8	11,000,000	220,000	220,000	—
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund	3,720,000	*	3,720,000	74,400	74,400	—
Fidelity Financial Trust: Financial Convertible Securities Fund	39,500,000	9.9	39,500,000	790,000	790,000	—
F.M. Kirby Foundation, Inc.	230,000	*	230,000	4,600	4,600	—
Fore Convertible Master Fund, Ltd.	27,000,000	6.8	27,000,000	540,000	540,000	—
Fore Erisa Fund, Ltd.	6,000,000	1.5	6,000,000	120,000	120,000	—
Fore Multi Strategy Master Fund, Ltd.	8,000,000	2.0	8,000,000	160,000	160,000	—

Name	Principal Amount of Notes Beneficially Owned Before Offering ($)	Percentage of Notes Beneficially Owned Before Offering (%)	Principal Amount of Notes That May Be Sold ($)	Number of Shares of Class A Common Stock Before Offering (1)	Number of Shares of Class A Common Stock That May Be Sold (1)	Number of Shares of Class A Common Stock Held After Offering (2)
Froley Revy Convertible Arbitrage Off Shore	500,000	*	500,000	10,000	10,000	—
FrontPoint Convertible Arbitrage Fund, L.P.	7,500,000	1.9	7,500,000	150,000	150,000	—
Grace Convertible Arbitrage Fund, Ltd.	6,000,000	1.5	6,000,000	120,000	120,000	—
Guggenheim Portfolio Company VIII (Cayman), Ltd.	6,000,000	1.5	6,000,000	120,000	120,000	—
IDEX – Transamerica Convertible Securities Fund	4,000,000	1.0	4,000,000	80,000	80,000	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	175,000	*	175,000	3,500	3,500	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	165,000	*	165,000	3,300	3,300	—
International Truck & Engine Corporation Retiree Health Benefit Trust	65,000	*	65,000	1,300	1,300	—
Lyxor/Context Fund Limited	1,650,000	*	1,650,000	33,000	33,000	—
Lyxor/Convertible Arbitrage Fund Limited	66,000	*	66,000	1,320	1,320	—
Man Convertible Bond Master Fund, Ltd.	10,500,000	2.6	10,500,000	210,000	210,000	—
Man Mac I, Limited	13,000,000	3.3	13,000,000	260,000	260,000	—
Marathon Global Convertible Master Fund, Ltd.	15,000,000	3.8	15,000,000	300,000	300,000	—
Motion Picture Industry Health Plan – Active Member Fund	50,000	*	50,000	1,000	1,000	—
Motion Picture Industry Health Plan – Retiree Member Fund	40,000	*	40,000	800	800	—
MSD TCB, L.P.	22,500,000	5.6	22,500,000	450,000	450,000	—
National Bank of Canada	1,075,000	*	1,075,000	21,500	21,500	—
OCM Convertible Trust	370,000	*	370,000	7,400	7,400	—
OCM Global Convertible Securities Fund	90,000	*	90,000	1,800	1,800	—
Oppenheimer Capital Income Fund	10,250,000	2.6	10,250,000	205,000	205,000	—
Oppenheimer Convertible Securities Fund	3,000,000	*	3,000,000	60,000	60,000	—
PIMCO Convertible Fund	350,000	*	350,000	7,000	7,000	—
Quattro Fund	12,150,000	3.0	12,150,000	243,000	243,000	—
Quattro Multistrategy Masterfund Ltd	1,350,000	*	1,350,000	27,000	27,000	—
Qwest Occupational Health Trust	80,000	*	80,000	1,600	1,600	—
Radcliffe SPC, Ltd for and on behalf of the Class A Convertible Crossover Segregated Portfolio	1,500,000	*	1,500,000	30,000	30,000	—
Royal Bank of Canada	6,000,000	1.5	6,000,000	120,000	120,000	—
Royal Bank of Canada (Norshield)	350,000	*	350,000	7,000	7,000	—
S G Americas Securities, LLC	5,000,000	1.3	5,000,000	100,000	100,000	—
Singlehedge US Convertible Arbitrage Fund	98,000	*	98,000	1,960	1,960	—
St. Thomas Trading, Ltd.	2,500,000	*	2,500,000	50,000	50,000	—
State Employees’ Retirement Fund of the State of Delaware	375,000	*	375,000	7,500	7,500	—
Sturgeon Limited	85,000	*	85,000	1,700	1,700	—
Susquehanna Capital Group	27,500,000	6.9	27,500,000	550,000	550,000	—

Name	Principal Amount of Notes Beneficially Owned Before Offering ($)	Percentage of Notes Beneficially Owned Before Offering (%)	Principal Amount of Notes That May Be Sold ($)	Number of Shares of Class A Common Stock Before Offering (1)	Number of Shares of Class A Common Stock That May Be Sold (1)	Number of Shares of Class A Common Stock Held After Offering (2)
Tenor Opportunity Master Fund Ltd.	1,500,000	*	1,500,000	30,000	30,000	—
The St. Paul Travelers Companies, Inc. – Commercial Lines	905,000	*	905,000	18,100	18,100	—
Tugar Capital L.P.	2,000,000	*	2,000,000	40,000	40,000	—
UBS O’Connor FIBIO O’Connor Global Convertible Arbitage Master Limited	2,500,000	*	2,500,000	50,000	50,000	—
Univest Convertible Arbitrage Fund II Ltd. (Norshield)	150,000	*	150,000	3,000	3,000	—
UnumProvident Corporation	145,000	*	145,000	2,900	2,900	—
Vanguard Convertible Securities Fund, Inc.	5,600,000	1.4	5,600,000	112,000	112,000	—
Vicis Capital Master Fund	3,750,000	*	3,750,000	75,000	75,000	—
All other holders of notes or future transferees, pledgees, donees or their successors(4)(5)	74,245,000	18.6	74,245,000	1,484,900	1,484,900	—
Total	400,000,000	100.0	400,000,000	16,619,136	8,000,000	8,619,136

*	Represents less than 1.0%.
†	Selling securityholder has performed investment banking and advisory services for us from time to time for which it has received customary fees and expenses, which services include those with respect to the initial placement of the notes offered hereby.
(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 20.0 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of Class A common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.
(2)	Unless otherwise indicated, each selling securityholder may offer all of the notes and shares of Class A common stock it beneficially owns and, accordingly, except as indicated in the table above, will own no securities of ours if all of the securities it may offer pursuant to this prospectus are sold by it.
(3)	Represents 293,675 shares of Class A common stock issuable upon exercise of warrants, 3,165,839 shares issuable upon conversion of our 10% senior secured discount convertible notes due 2009 and 4,628,386 shares issuable upon conversion of our 8.25% Series C convertible redeemable preferred stock as of March 31, 2005. Selling securityholder also has a short position in 8,489,925 shares of our Class A common stock.
(4)	Information about additional selling securityholders will be set forth in an amendment to the registration statement of which this prospectus forms a part.
(5)	Assumes that the other holders of notes or future transferees, pledges, or donees or their successors do not beneficially own any shares of Class A common stock other than the shares of Class A common stock issuable upon conversion of the notes.

To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes or underlying Class A common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying Class A common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying Class A common stock. To the extent that we become aware that such entities did not acquire their notes or underlying Class A common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. Unless otherwise disclosed in this section, no selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The selling securityholders listed in the above table may have converted their notes and may have sold or transferred, in transactions pursuant to this prospectus or exempt from the registration requirements of the Securities Act, some or all of their notes or shares since the date as of which the information is presented in the above table.

Because the selling securityholders may offer all or some of their notes or the underlying Class A common stock from time to time, we cannot estimate the amount of the notes or the underlying Class A common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

Information about selling securityholders may change over time. Any changed information supplied to us will be set forth in future post-effective amendments to the registration statement of which this prospectus is a part. From time to time, additional information concerning ownership of the notes and shares of Class A common stock may rest with certain holders thereof not named in the table above and of whom we are unaware.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors, may sell the notes and the Class A common stock issuable upon conversion of the notes directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

We will not receive any of the proceeds of the sale of the notes and the underlying Class A common stock offered by this prospectus. The notes and the underlying Class A common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying Class A common stock.

The notes and the underlying Class A common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected:

•	on any national securities exchange or quotation service on which the notes or underlying Class A common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the Class A common stock;

•	in the over-the-counter market;

•	through ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through privately negotiated transactions;

•	through the distribution of the notes and underlying Class A common stock by any selling securityholder to its partners, members or stockholders;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise; or

•	any combination of the methods of sale described herein.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

The selling securityholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the notes and underlying Class A common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling securityholder. Broker-dealers may agree with a selling securityholder to sell a specified number of the notes or underlying Class A common stock at a stipulated price per security. If the broker-dealer is unable to sell notes or underlying Class A common stock acting as agent for a selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire notes or Class A common stock as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the notes or underlying Class A common stock are then listed, at price and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. In connection with the sales of the notes or the underlying Class A common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the underlying Class A common stock in the course of hedging their positions. The selling securityholders may also sell the notes or the underlying Class A common stock short and deliver notes and the underlying Class A common stock to close out short positions, or loan or pledge notes or the underlying Class A common stock to broker-dealers that, in turn, may sell the notes or the underlying Class A common stock. The selling securityholders may enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of notes or the underlying Class A common stock, which the broker-dealer or other financial institution may resell pursuant to this prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

From time to time, one or more of the selling securityholders may pledge, hypothecate or grant a security interest in some or all of the notes or underlying Class A common stock owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling securityholders. The number of a selling securityholder’s notes and underlying Class A common stock offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling securityholder’s securities will remain unchanged.

The aggregate proceeds to the selling securityholders from the sale of the notes or the underlying Class A common stock will be the purchase price of the notes or Class A common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or Class A common stock to be made directly or through agents.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “XMSR.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus are not expected to remain eligible for trading on the PORTAL market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

In order to comply with the securities laws of certain jurisdictions, if applicable, the notes and underlying Class A common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and underlying Class A common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying Class A common stock may be “underwriters” within the meaning of the Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the notes or Class A common stock may be underwriting discounts and commissions under the Securities Act.

Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any notes or underlying Class A common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus or may be sold by any other legally available means. A selling securityholder may not sell any notes or Class A common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

Under the registration rights agreement we entered into with the initial purchaser of the notes, we agreed to use our reasonable best efforts to keep the registration statement, of which this prospectus is a part, effective until the earliest of:

•	two years after the last date of original issuance of any of the notes;

•	the date on which the holders of the notes and Class A common stock issuable upon conversion of the notes that are not affiliates of ours are able to sell all such securities immediately in accordance with the provisions of Rule 144(k) under the Securities Act;

•	the date on which all of the notes and Class A common stock issuable upon conversion of the notes of those holders have been registered under the shelf registration statement and disposed of in accordance with such shelf registration statement; and

•	the date on which all of the notes and Class A common stock issuable upon conversion of the notes have ceased to be outstanding (whether as a result of repurchase and cancellation, conversion or otherwise) or been disposed of in accordance with the shelf registration statement.

We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 45 days in the aggregate in any 90 day calendar day period, and not to exceed an aggregate of 120 calendar days in any 360 calendar day period. Under certain circumstances, we may extend the suspension period from 45 calendar days to 60 calendar days. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of Class A common stock issuable upon conversion of the notes. We have also agreed to pay liquidated damages to certain holders of the notes and shares of Class A common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

To the extent required, the specific notes or Class A common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of the agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

The registration rights agreement provides for cross-indemnification of the selling securityholders and us and our respective controlling persons against certain liabilities in connection with the offer and sale of the notes, and the Class A common stock, including liabilities under the Securities Act. The registration rights agreement also provides for rights of contribution in circumstances in which indemnification is held to be unavailable.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes or the underlying Class A common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The validity of the Class A common stock and notes offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the notes and Class A common stock under this prospectus will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 4, 2005;

•	Our Proxy Statement, filed with the SEC on April 18, 2005;

•	Our Current Reports on Form 8-K, filed with the SEC on:

•	January 7, 2005;

•	February 28, 2005;

•	March 1, 2005;

•	March 23, 2005; and

•	March 29, 2005;

•	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed for the purpose of updating this description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Holders may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides holders with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

References in this prospectus to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$47,080
Printing and engraving fees	5,000
Legal fees and expenses	5,000
Accountant’s fees and expenses	5,000
Miscellaneous expenses	5,000

Total	$67,080

We will bear all of the expenses shown above.

Item 15. Indemnification of Directors and Officers

Section 145 of Delaware General Corporation Law permits indemnification of officers and directors of our company under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation law.

Article Ninth of our Restated Certificate of Incorporation and Article VI, Section 1 of our Bylaws provide that we shall indemnify our directors and officers and any such directors and officers serving at our request as a director, officer, employee or agent of another entity to the fullest extent not prohibited by the Delaware General Corporation Law. The bylaws also provided that we may, but shall not be obligated to, maintain insurance, at our expense, for the benefit of our company and of any person to be indemnified. In addition, we have entered or will enter into indemnification agreements with our directors and officers that provide for indemnification in addition to the indemnification provided in our Bylaws. The indemnification agreements contain provisions that may require our company, among other things, to indemnify our directors and executive officers against certain liabilities (other than liabilities arising from intentional or knowing and culpable violations of law) that may arise by reason of their status or service as directors or executive officers of our company or other entities to which they provide service at the request of our company and to advance expenses that may incur as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers. We have obtained an insurance policy covering directors and officers for claims that such directors and officers may otherwise be required to pay or for which we are required to indemnify them, subject to certain exclusions.

As permitted by Section 102(b)(7) of the Delaware General Corporation law, Article Eighth of our Restated Certificate of Incorporation provides that a director shall not be personally liable for monetary damages or breach of fiduciary duty as a director, except for liability

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived any improper personal benefit

Item 16. Exhibits

The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the District of Columbia, on April 27, 2005.

XM SATELLITE RADIO HOLDINGS INC.

By:	/S/ HUGH PANERO
Hugh Panero
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

* Hugh Panero	President, Chief Executive Officer and Director (Principal Executive Officer)	April 27, 2005

* Gary M. Parsons	Chairman of the Board of Directors	April 27, 2005

* Joseph J. Euteneuer	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	April 27, 2005

* Nathaniel A. Davis	Director	April 27, 2005

* Thomas J. Donohue	Director	April 27, 2005

Thomas G. Elliott	Director	April 27, 2005

George W. Haywood	Director	April 27, 2005

* Chester A. Huber, Jr.	Director	April 27, 2005

* Jarl Mohn	Director	April 27, 2005

* Pierce J. Roberts, Jr.	Director	April 27, 2005

Jack Shaw	Director	April 27, 2005

* /S/ JOSEPH M. TITLEBAUM
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description

4.1		Indenture, dated as of November 23, 2004, between the registrant and The Bank of New York (incorporated by reference to XM’s Current Report on Form 8-K, filed with the SEC on November 24, 2004).

4.2		Registration Rights Agreement, dated November 23, 2004, between XM Satellite Radio Holdings Inc. and Bear, Stearns & Co., Inc. (incorporated by reference to XM’s Current Report on Form 8-K, filed with the SEC on November 24, 2004).

5.1		Opinion of Hogan & Hartson L.L.P.

8.1		Opinion of Hogan & Hartson L.L.P. relating to certain tax matters.

12.1		Statement of Computation of Ratios of Earnings to Fixed Charges.

23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2		Consent of Hogan & Hartson L.L.P. (included in Exhibit 5.1).

23.3		Consent of Hogan & Hartson L.L.P. (included in Exhibit 8.1).

24.1		Power of Attorney (included in signature page of initial filing of this registration statement on December 17, 2004).

25.1	*	Statement of Eligibility on Form T-1.

99.1		Restated Certificate of Incorporation of XM Satellite Holdings Inc. (incorporated by reference to XM’s Registration Statement on Form S-1, File No. 333-83619).

99.2		Certificate of Amendment of Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to Amendment No. 1 to XM’s Registration Statement on Form S-3, File No. 333-89132).

99.3		Certificate of Amendment of Restated Certificate of Incorporation of XM Satellite Radio Holdings Inc. (incorporated by reference to XM’s Annual Report on Form 10-K, filed with the SEC on March 31, 2003).

99.4		Amended and Restated Bylaws of XM Satellite Radio Holdings Inc. (incorporated by reference to XM’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed with the SEC on November 12, 2003).

*	Previously filed